FORM 10-SB

                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                                ----------------

                                  Besicorp Ltd.
                 (Name of Small Business Issuer in its charter)

New York                                                    14-1809375
(State or other jurisdiction                                (I.R.S. Employer)
of incorporation or                                         Identification No.)
organization

1151 Flatbush Road
Kingston, New York                                          12401
(Address of principal                                       (Zip Code)
executive offices)

              Registrant's telephone number, including area code:

                                 (914) 336-7700

                               -------------------

           Securities to be registered under Section 12(b) of the Act:

                                      None

Title of each class                             Name of each exchange on which
 to be so registered                            each class is to be registered

      None                                                None


          Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.01 par value

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-Off (as defined in the Information Statement which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-Off will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                 CROSS REFERENCE

                                  BESICORP LTD.


INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN
FORM 10-SB BY REFERENCE

               CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10-SB

Item
No.      Item Caption                        Location in Information Statement
---      ------------                        ---------------------------------

1.        Business                      "SUMMARY;" "BUSINESS;" "RISK FACTORS;"
                                        "THE CONTRIBUTION AND THE SPIN-OFF;"
                                        "RELATIONSHIP BETWEEN NEWCO AND OLDCO
                                        AFTER THE SPIN-OFF;" "THE MERGER;" and
                                        "MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                                        PLAN OF OPERATIONS."

2.        Management's Discussion
          and Analysis                  "BUSINESS;" "RISK FACTORS;"
                                        "CAPITALIZATION;" "SELECTED UNAUDITED
                                        COMBINED FINANCIAL STATEMENTS;" and
                                        "MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                                        PLAN OF OPERATIONS."

3.        Properties                    "BUSINESS-Properties;" and "RELATIONSHIP
                                        BETWEEN NEWCO AND OLDCO AFTER THE
                                        SPIN-OFF-Additional Matters."

4.        Security Ownership of
           Certain Beneficial Owners
           and Management               "SECURITY OWNERSHIP OF CERTAIN
                                        BENEFICIAL OWNERS AND MANAGEMENT;" and
                                        "RISK FACTORS."

5.        Directors and Executive
           Officers "MANAGEMENT--Directors and Executive Officers;" "BUSINESS- Legal
                                        Proceedings;" and "RISK FACTORS."

6.        Executive Compensation        "MANAGEMENT--Executive Compensation;"
                                        and "RISK FACTORS."

7.        Certain Relationships and
           Related Transactions         "SUMMARY;" "RISK FACTORS;" "THE
                                        CONTRIBUTION AND THE SPIN-OFF;"
                                        "RELATIONSHIP BETWEEN NEWCO AND OLDCO
                                        AFTER THE SPIN-OFF;" "THE MERGER;" and
                                        "CERTAIN RELATIONSHIPS AND RELATED
                                        TRANSACTIONS."

8.        Legal Proceedings             "BUSINESS - Legal Proceedings."

9.        Market for Common
          Equity and Related
          Stockholder                   Matters "SUMMARY;" "RISK FACTORS;"
                                        "DESCRIPTION OF THE CAPITAL STOCK;"
                                        "LISTING AND TRADING OF NEWCO COMMON
                                        STOCK" AND "DIVIDEND POLICY."

11.       Description of Registrant's
           Securities                   "RISK FACTORS;" "DESCRIPTION OF THE
                                        CAPITAL STOCK;" "DIVIDEND POLICY;" and
                                        "DESCRIPTION OF CERTAIN STATUTORY,
                                        CHARTER AND BY-LAW PROVISIONS."

12.       Indemnification of Directors
           and Officers                 "LIABILITY AND INDEMNIFICATION OF
                                        DIRECTORS AND OFFICERS."

13.       Financial Statements          "CAPITALIZATION;" "SELECTED HISTORICAL
                                        AND PRO FORMA FINANCIAL DATA" and
                                        Financial Statements Beginning on Page
                                        F-1.

15.       Financial Statements and
           Exhibits.
(a)       List of Financial
           Statements                   "INDEX TO THE COMBINED FINANCIAL
                                        STATEMENTS OF THE DISTRUBUTED BUSINESSES
                                        OF BESICORP GROUP INC."

INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Item 10. Recent Sales of Unregistered Securities.

     Following the organization of Newco, on November 20, 1998, Oldco contributed $[ ] to Newco for [ ] shares of Newco Common Stock that Newco issued under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") without registration under the Securities Act. As a result, Oldco became the sole shareholder of Newco. Oldco remains the sole shareholder and it is expected that it will remain the sole shareholder until the consummation of the Spin-Off, at which time all of the shares of Newco issued to Oldco will be distributed on a pro rata basis to the holders of Oldco Common Stock pursuant to the Spin-Off.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

          None.

Item 15. Financial Statements and Exhibits.

(b)       Exhibits        The following documents are filed as exhibits hereto:


Exhibit No.                Description

2.1 Contribution and Distribution Agreement by and between Besicorp Ltd. (the "Company") and Besicorp Group Inc. ("BGI")*.

     *To be filed by amendment

3(i)    Certificate of Incorporation of Besicorp Ltd.

3(ii)   By-Laws of Besicorp Ltd.

10.1 Form of Indemnification Agreement by and among the Company, BGI Acquisition LLC ("LLC") and BGI Acquisition Corp. ("Acquisition")

10.2    Form of Escrow Agreement by and among the Company, BGI, LLC and
        Acquisition.

10.3    Lease of Corporate Headquarters by and between the Company and BGI*.

21.1    List of Subsidiaries*.

27      Financial Data Schedule - 6 Months ended September 30, 1998

27.1    Financial Data Schedule - 6 Months ended September 30, 1997

27.2    Financial Data Schedule - Year ended March 31, 1998

27.3    Financial Data Schedule - Year ended March 31, 1997



     *To be filed by amendment.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BESICORP LTD.

                                  By: /s/ Michael F. Zinn
                                  --------------------------------------

                                  Name: Michael F. Zinn
                                  Title: Chairman of The Board,
                                  Chief Executive Officer and President
December 23, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10-SB RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                        PRELIMINARY INFORMATION STATEMENT

                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998

                                  BESICORP LTD.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

     This Information Statement is being furnished to shareholders of Besicorp Group Inc., a New York corporation ("Oldco"), in connection with the distribution by Oldco of all of the outstanding shares of common stock, par value $.01 per share ("Newco Common Stock"), of Besicorp Ltd. ("Newco"), a New York corporation and wholly owned subsidiary of Oldco, to the holders of record of shares of common stock of Oldco ("Oldco Common Stock") as of the date (the "Spin-Off Record Date") of, and immediately prior to, the consummation of the Merger (as hereinafter defined), on the basis of one share of Newco Common Stock for every 25 shares of Oldco Common Stock (the "Spin-Off"). No consideration will be paid by the holders of Oldco Common Stock for the shares of Newco Common Stock to be received by them in the Spin-Off. Fractional shares of Newco Common Stock will not be issued and in lieu thereof, holders of Oldco Common Stock will receive $[ ] in cash for each one twenty-fifth (1/25th) of a share of Newco Common Stock.

     Newco was formed in November 1998 for the purpose of effecting the Spin-Off. The completion of the Spin-Off is a condition to the consummation of the merger (the "Merger") provided for in the Agreement and Plan of Merger dated November 23, 1998 (the "Plan of Merger"), by and among BGI Acquisition LLC ("Acquisition"), BGI Acquisition Corp. a wholly owned subsidiary of Acquisition ("Merger Sub"), and Oldco. The Spin-Of will be effected only if all of the other conditions to the Merger, including approval of the Plan of Merger by the shareholders of Oldco, have then been satisfied or waived. The receipt of the shares of Newco Common Stock (and cash in lieu of fractional shares) will be a taxable event to the recipients thereof. See "Certain Federal Income Tax Consequences."

     Prior to the Spin-Off Record Date, Oldco contributed to Newco Oldco's assets pertaining to, among other things, Oldco's photovoltaic and independent power plant development businesses and Newco assumed essentially all of Oldco's liabilities and obligations. Newco also indemnified Acquisition, Merger Sub and Oldco, as the entity surviving the Merger (the "Surviving Corporation"), against any damages they suffer arising out of, among other things, Oldco's acts or omissions prior to the Merger. This Preliminary Information Statement uses the past tense to refer to certain events such as the Contribution (as hereinafter defined) and the adoption of the Plan of Merger by Oldco's shareholders, even though at the time of this Preliminary Information Statement such events had not occurred, since they will have occurred prior to the finalization and distribution of the Information Statement. See "The Contribution and the Spin-Off" and "Relationship Between Newco and Oldco after the Spin-Off."

     There is currently no public trading market for the shares of Newco Common Stock. Newco has not applied for listing of the Newco Common Stock on the New York Stock Exchange, Inc., the American Stock Exchange or the Nasdaq Stock Market, Inc. (each, an "Exchange") because it does not meet the listing requirements of any Exchange. Accordingly, it is not anticipated that a regular trading market will develop in the Newco Common Stock. See "Risk Factors--Absence of Trading Market" and "Listing and Trading of Newco Common Stock."

     In reviewing this Information Statement, you should carefully consider the matters described under the caption "RISK FACTORS."

                             ----------------------

           NO SHAREHOLDER APPROVAL IS REQUIRED OR SOUGHT IN CONNECTION
                WITH THE SPIN-OFF. EACH SHAREHOLDER OF OLDCO WILL
          AUTOMATICALLY BE ENTITLED TO RECEIVE A CERTIFICATE EVIDENCING
           NEWCO COMMON STOCK (OR CASH IN LIEU OF FRACTIONAL SHARES OF
         NEWCO COMMON STOCK) RECEIVED IN THE SPIN-OFF. WE ARE NOT ASKING
        YOU FOR A PROXY, YOU ARE NOT REQUESTED TO SEND US A PROXY AND YOU
        ARE NOT REQUESTED TO TAKE ANY ACTION WITH RESPECT TO YOUR SHARES.

                             ----------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

         THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL
             OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

           The date of this Information Statement is _________, 1999.

     THIS INFORMATION STATEMENT IS BEING FURNISHED SOLELY TO PROVIDE INFORMATION TO SHAREHOLDERS OF OLDCO WHO WILL RECEIVE SHARES OF NEWCO COMMON STOCK IN THE SPIN-OFF. IT IS NOT, AND IS NOT INTENDED TO BE CONSTRUED AS, AN INDUCEMENT OR ENCOURAGEMENT TO BUY OR SELL ANY SECURITIES OF NEWCO OR OLDCO. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IS BELIEVED TO BE ACCURATE AS OF [ ], 1999. CHANGES MAY OCCUR AFTER THAT DATE, AND NEITHER NEWCO NOR OLDCO WILL UPDATE THE INFORMATION CONTAINED HEREIN EXCEPT IN THE NORMAL COURSE OF THEIR RESPECTIVE PUBLIC DISCLOSURES.

                             ADDITIONAL INFORMATION

     Newco has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form 10-SB (such registration statement, as it may be amended or supplemented, the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the shares of Newco Common Stock to be received by the holders of Oldco Common Stock in the Spin-Off. This Information Statement does not contain all of the information which is set forth in the Registration Statement and the exhibits and schedules thereto. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the Registration Statement. The Registration Statement and the exhibits and schedules thereto filed by Newco with the SEC may be inspected and copied at the SEC's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be obtained on line at the SEC's Web site (http://www.sec.gov).

     Following effectiveness of the Registration Statement and consummation of the Spin-Off, Newco will be required to comply with the reporting requirements of the Exchange Act and will file reports, proxy statements and other information with the SEC. Additionally, Newco will be required to provide annual reports containing audited financial statements to its shareholders in connection with its annual meetings of shareholders. After the Spin-Off, such reports, proxy statements and other information will be available for inspection and copying at the public reference facilities of the SEC and may be obtained by mail or over the Internet from the SEC, as described above.

                           FORWARD-LOOKING STATEMENTS

     This Information Statement includes or may include certain forward-looking statements that involve risks and uncertainties that concern Newco's financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. Although Newco believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, shareholders are cautioned that no assurance can be given that such expectations will prove correct and that actual results and developments may differ materially from those conveyed in such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include general economic, business and market conditions in the various geographic regions and countries in which Newco engages in its business activities, including fluctuations in the value of local currencies; costs or difficulties related to the establishment of Newco as an independent entity (including its ability to obtain financing and the costs thereof); and increased competitive and/or customer pressures in the businesses in which it competes. Such forward-looking statements speak only as of the date on which they are made and Newco does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Information Statement. If Newco does update or correct one or more forward-looking statements, shareholders and others should not conclude that Newco will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
SUMMARY.........................................................................
         Newco..................................................................
         The Spin-Off and the Merger............................................

RISK FACTORS....................................................................

CAPITALIZATION..................................................................

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA................................

BUSINESS........................................................................
         Photovoltaic Activities................................................
         Power Development Activities...........................................
         Intellectual Property..................................................
         Employees..............................................................
         Properties.............................................................
         Legal Proceedings .....................................................

THE CONTRIBUTION AND THE SPIN-OFF...............................................
         Introduction...........................................................
         Contribution Agreement.................................................
         Terms of the Spin-Off..................................................
         Procedure for receiving certificates for shares of Newco Common Stock..

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.........................................

RELATIONSHIP BETWEEN NEWCO AND OLDCO AFTER THE SPIN-OFF.........................
         Indemnification Agreement..............................................
         Escrow Agreement.......................................................
         Additional Matters.....................................................

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS......................
         Results of Operations for the Six Months Ended
              September 30, 1998 and 1997 and for the
              Fiscal Years Ended March 31, 1998 and 1997........................
         Inflation..............................................................
         Liquidity and Capital Resources........................................
         Year 2000..............................................................

MANAGEMENT......................................................................
         Directors and Executive Officers.......................................
         Executive Compensation.................................................

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.............................................................

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................................

DESCRIPTION OF THE CAPITAL STOCK................................................

THE MERGER......................................................................

DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW
         PROVISIONS.............................................................

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................

LISTING AND TRADING OF NEWCO COMMON STOCK.......................................

EXPENSES OF THE SPIN-OFF........................................................

INDEPENDENT ACCOUNTANTS.........................................................

DIVIDEND POLICY.................................................................

INDEX TO THE COMBINED FINANCIAL STATEMENTS OF THE
         DISTRIBUTED BUSINESSES OF BESICORP GROUP INC. ......................... F-1


                                     SUMMARY

     The following is a summary of the information contained elsewhere in this Information Statement. This summary does not purport to be complete and is qualified in its entirety by, and is subject to, the more detailed information and financial statements, including the notes thereto, set forth elsewhere in this Information Statement. Unless otherwise defined herein, capitalized terms used in this summary shall have the respective meanings ascribed to them elsewhere in this Information Statement. SHAREHOLDERS ARE URGED TO READ CAREFULLY THIS INFORMATION STATEMENT IN ITS ENTIRETY. Unless the context indicates otherwise, all references to "Oldco," "Oldco's activities," the "Company" or to the "Company's" activities, results of operations or financial condition prior to the date of the Contribution (as defined below) refer to Oldco and its subsidiaries and to the activities, results of operations or financial condition of Oldco and its subsidiaries, and all references to "Newco," "Newco's activities," the "Company" or to the "Company's" activities, results of operations or financial condition subsequent to the date of the Contribution refer to Newco and its subsidiaries and to the activities, results of operations or financial condition of Newco and its subsidiaries.

                                      NEWCO

     Upon completion of the Spin-Off, the assets relating to Oldco's photovoltaic and independent power plant development businesses and essentially all of Oldco's liabilities will have been transferred to Newco, which will then be an independent, publicly held company engaged in the photovoltaic and independent power plant development businesses. See "The Contribution and the Spin-Off." Newco's principal executive offices are located at 1151 Flatbush Road, Kingston, New York, and its telephone number is (914) 336-7700.

                           THE SPIN-OFF AND THE MERGER

DISTRIBUTING CORPORATION      Besicorp Group Inc. ("Oldco"). References to Oldco
                              include its subsidiaries, except where the context otherwise requires.

DISTRIBUTED CORPORATION       Besicorp Ltd. ("Newco"), which, pursuant to the
                              Contribution and Distribution Agreement (the
                              "Contribution Agreement") by and between Oldco and Newco holds the Contributed Assets (as defined) and has assumed essentially all of the liabilities of Oldco (the "Contribution"). See "The
                              Contribution and the Spin-Off--The Contribution
                              Agreement." Newco is engaged in the development, assembly, manufacture and marketing of photovoltaic systems and products and the development of independent power plant projects.
                              See "Business."

DISTRIBUTION RATIO            One share of Newco Common Stock for every 25
                              shares of Oldco Common Stock owned as of the Spin-Off Record Date. No fractional shares of
                              Newco Common Stock will be issued. Holders of Oldco Common Stock entitled to receive Newco
                              Common Stock will in lieu of fractional shares
                              (but not whole shares) of Newco Common Stock receive $______ in cash for each one twenty-fifth
                              (1/25th) of a share of Newco Common Stock and will receive, in addition, such number of whole shares of Newco Common Stock as to which they are entitled. As a result, shareholders of Oldco owning less than 25 shares of Oldco Common Stock will receive cash but will not receive any Newco
                              Common Stock. See "The Contribution and the
                              Spin-Off--Terms of the Spin-Off."

SHARES TO BE DISTRIBUTED      Assumed to be approximately 122,057 shares of
                              Newco Common Stock (based on the number of shares of Oldco Common Stock outstanding on December 22, 1998, after giving effect to the exercise of all outstanding options, warrants and other rights to purchase Oldco Common Stock and assuming no cancellation of shares as a result of fractional shares being converted into cash. The number of shares of Newco Common Stock to be cancelled as a result of the conversion of fractional shares into cash will be less than [2,000]. See "The Contribution and the
                              Spin-Off--Terms of the Spin- Off."

FEDERAL INCOME TAX
CONSEQUENCES                  The receipt of the shares of Newco Common Stock
                              (and cash in lieu of fractional shares) will be a taxable event to the recipients thereof. See
                              "Certain Federal Income Tax Consequences."

TRADING MARKET                Currently, there is no public trading market for
                              Newco Common Stock and it is not anticipated that any such market will develop. Newco has not applied and does not intend to apply for listing of the Newco Common Stock on any Exchange because it does not meet the listing requirements thereof.

                              Trading, if any, in Newco Common Stock will take place only in the over-the-counter market. See "Listing and Trading of Newco Common Stock."

OVERVIEW OF NEWCO             Newco is engaged in the photovoltaic and
                              independent power plant development businesses.
                              See "Business."

OVERVIEW OF THE SPIN-OFF      Under the terms of the Plan of Merger, Oldco is
                              required to effect the Spin-Off prior to the consummation of the Merger. The Contribution followed by the Spin-Off will separate from Oldco essentially all of Oldco's liabilities and certain of Oldco's assets (in particular, those relating to the photovoltaic and independent power plant development businesses) and enable Acquisition to acquire only the Retained Assets (as hereinafter defined) and assume the Retained Liabilities (as hereinafter defined) in the Merger; the Spin-Off will leave Oldco's photovoltaic and independent power plant development businesses as a separate publicly held company (Newco), owned by the holders of the Oldco Common Stock as of the Spin-Off Record Date. The directors and officers of Oldco will be the directors and officers of Newco at the time of the Spin-Off. The Spin-Off will not be completed unless all of the other conditions to the Merger have been satisfied or waived. See "The Contribution and the Spin-Off--Terms of the Spin-Off."

OVERVIEW OF THE MERGER        In the Merger, Merger Sub will be merged with and
                              into Oldco (which only owns the Retained Assets and the Retained Liabilities), with Oldco being the surviving corporation (the "Surviving
                              Corporation") and becoming a wholly owned subsidiary of Acquisition. The Surviving
                              Corporation will change its name within 30 days after the date of the consummation of the transactions contemplated by the Plan of Merger
                              (the "Merger Closing Date") to a name which does not include the word "Besicorp." At the effective date of the Merger (the "Effective Date"), each issued and outstanding share of Oldco Common Stock will be converted into the right to receive $34.50, subject to upward (but not downward) adjustment in certain circumstances
                              ("the "Merger Consideration"). The holders of
                              Oldco Common Stock immediately prior to the Effective Date will receive letters of transmittal requesting that they surrender their Oldco share certificates. Upon surrender, such holders will receive the Merger Consideration applicable to the Oldco Common Stock evidenced by such certificates.
                              The consummation of the Merger is subject to the satisfaction or waiver of various conditions. See
                              "The Merger" and "Relationship Between Newco And
                              Oldco After The Spin-Off."

RELATIONSHIP WITH OLDCO
AFTER THE MERGER

                              After the Merger, Oldco and Newco will become separately owned and managed companies. Oldco will be owned by Acquisition and Newco will be owned by the holders of Oldco Common Stock as of the Spin-Off Record Date (the "Entitled Holders"). Immediately prior to the closing pursuant to the Plan of Merger (the "Merger Closing"), one or more of Oldco, Newco, Merger Sub, and Acquisition will enter into the following agreements governing various matters and ongoing relationships between Acquisition, the Surviving Corporation and Newco following the Spin-Off and the Merger: (i) the Indemnification Agreement (the "Indemnification Agreement"), which obligates Newco to indemnify Merger Sub, Acquisition; the Surviving Corporation, and certain other parties from any damage they suffer arising out of, among other things, Oldco's breach of representations and warranties set forth in the Plan of Merger and certain liabilities, taxes and litigation of Oldco other than the Retained Liabilities, and
                              (ii) the Escrow Agreement (the "Escrow
                              Agreement"), which governs the $6,000,000 placed by Oldco in escrow (the "Escrow Fund") to, among other things, (a) satisfy Newco's obligations under the Indemnification Agreement and (b) provide for the payment of, among other things, certain litigation and related costs. Following the fifth anniversary of the

                              Merger Closing Date and the satisfaction of certain conditions, the remainder of the Escrow Fund, if any, will be released to Newco. See "Relationship Between Newco and Oldco After the Spin-Off."

DISTRIBUTION AGENT,
TRANSFER AGENT AND
REGISTRAR                     Continental Stock Transfer & Trust Company
                              ("Continental") will serve as the distribution agent (the "Distribution Agent") for the Spin-Off and as the transfer agent and registrar for the Newco Common Stock and is the paying agent responsible for disbursing the Merger
                              Consideration.

SPIN-OFF RECORD DATE          The Spin-Off Record Date is expected to be the
                              same day as the Effective Date. The Spin-Off will be effectuated at that time. Therefore, the holders of Oldco Common Stock on the Spin-Off
                              Record Date (other than those Entitled Holders holding fewer than 25 shares of Oldco Common
                              Stock) will become the shareholders of Newco. See
                              "The Contribution and the Spin-off--Terms of the Spin- Off."

DISTRIBUTION OF
SHARE CERTIFICATES            Oldco will deliver to the Distribution Agent
                              shares of Newco Common Stock representing 100% of the outstanding shares of Newco Common Stock for distribution to the Entitled Holders. The
                              Distribution Agent will distribute to all Entitled
                              Holders a letter of transmittal requesting the delivery of their certificates evidencing shares of Oldco Common Stock in order to receive the Merger Consideration. The letter of transmittal will be accompanied by a letter informing such Entitled Holders about the occurrence of the Spin-Off and that certificates evidencing their shares of Newco Common Stock and/or cash in lieu of fractional shares (as well as the Merger
                              Consideration) will be distributed upon the Distribution Agent's receipt of their certificates evidencing shares of Oldco Common Stock. Upon receipt of each such certificate, the Distribution
                              Agent will distribute to the Entitled Holder delivering such certificate both the Merger Consideration and the certificate evidencing shares (and/or cash in lieu of fractional shares) of Newco Common Stock relating thereto as promptly as practicable. PLEASE DO NOT
                              SEND IN YOUR OLDCO SHARE CERTIFICATES AT THIS
                              TIME. See "The Contribution and the
                              Spin-Off--Terms of the Spin-Off."

                                  RISK FACTORS

     History of Losses. For the six months ended September 30, 1998, and the years ended March 31, 1998 ("Fiscal 1998 ") and March 31, 1997 ("Fiscal 1997"), those parts of Oldco being distributed to Newco pursuant to the Contribution (the "Distributed Businesses") had losses on an historical basis of $(2.8 million), $(7.4 million) and $(4.8 million), respectively, on total revenues of $2.3 million, $4.3 million and $5 million, respectively, and on a pro-forma basis had losses of $(2.8 million) and $(7.4 million) for the six months ended September 30, 1998 and the year ended March 31, 1998, respectively. Gross margins with respect to Oldco's product sales (principally photovoltaic products) were 5% and 9% for the six months ended September 30, 1998 and 1997, respectively, and (2)% and 4% for the years ended March 31, 1998 and 1997, respectively. The narrow gross profit margins are due, in part, to the competitive nature of the photovoltaic business which results in part from the fact that many of the Company's photovoltaic products are treated in the marketplace as commodities. No assurance can be given that gross margins will improve or that Newco will ever be profitable. See "Management's Discussion and Analysis or Plan of Operations", "Selected Historical and Pro Forma Financial Data," the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and the Unaudited Pro Forma Combined Financial Information.

     Immediate Cash and Capital Requirements; Insufficient Working Capital; Going Concern Qualification. At September 30, 1998 and March 31, 1998, the Distributed Businesses had working capital on a historical basis of approximately $959,000 and approximately $486,000, respectively, and on a pro-forma basis the Distributed Businesses had working capital of approximately $2 million at September 30, 1998. Management estimates that the funds available to Newco are only sufficient to allow Newco to continue operations for two (2) to four (4) months from the date of this Information Statement. Without additional funds, Newco may not be able to pay its obligations as they become due. The failure of Newco to obtain additional funds would materially adversely affect Newco and could require it to curtail operations. The report of Newco's independent certified public accountants is qualified with respect to Newco's ability to continue in existence. Newco is exploring different methods of securing the financing required to continue operations though no assurance can be given that such financing will be available or that it will not be dilutive to Newco's shareholders. See "Capitalization", "Management's Discussion and Analysis or Plan of Operations", "Selected Historical and Pro Forma Financial Data," the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and the Unaudited Pro Forma Combined Financial Information.

     Litigation Claims; Claims of Creditors of Oldco. Newco has assumed all the liabilities and obligations arising out of legal proceedings to which Oldco is party except for certain litigation specified in the Indemnification Agreement (the "Existing Litigation"). Therefore Newco is liable for substantially all awards of damages, if any, in any such actions brought against Oldco. See "Legal Proceedings." Claims of Oldco's creditors may survive the Merger. To the extent the Escrow Funds are insufficient to satisfy such claims, such creditors may seek to bring claims against Newco as Newco has assumed essentially all of the liabilities and obligations of Oldco. It is possible that such creditors of Oldco, including taxing authorities, may seek to bring claim against persons who were shareholders of Oldco at the Effective Date by asserting that such shareholders are subject to transferee liability (i.e., imposing liability by virtue of the fact that Oldco's shareholders received the Merger Consideration or Newco Common Stock or both although such liability of any shareholder would presumably be limited to the Merger Consideration and Newco Common Stock received by such shareholder). Though management believes that it is unlikely that such claims would be successful, successful claims may materially reduce the net benefit received by such shareholders from the Merger Consideration and the Spin-Off. See "Certain Federal Income Tax Consequences" and "Relationship between Oldco and Newco After the Spin-Off--The Indemnification Agreement."

     Control by Principal Shareholder. After the Spin-Off, Mr. Michael F. Zinn, the Chairman of the Board, President and Chief Executive Officer of Newco, will own approximately 55.7% of the then-outstanding shares of Newco Common Stock. (It is estimated that after giving effect to the elimination of fractional shares of Newco Common Stock, that Mr. Zinn will not own more than 58% of the Newco Common Stock). Holders of Newco Common Stock will be entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors, and, initially, the holders of such shares will possess all of Newco's voting power. The Certificate of Incorporation of Newco (the "Newco Certificate") does not provide for cumulative voting for the election of directors. Thus, the holders of more than 50% of the outstanding shares of Newco Common Stock generally will be able to elect all the directors of Newco then standing for election and holders of the remaining shares will not be able to elect any director. Consequently, as Mr. Zinn will hold more than 50% of the outstanding shares, he will be able to elect (and remove) all of the members of Newco's Board of Directors (the "Newco Board") and exercise substantial influence over the outcome of any issues which may be subject to a vote of Newco's shareholders and the policies and direction of Newco. See "Description of the Capital Stock--Common Stock"

     Ability of principal shareholder to sell Newco. Mr. Michael F. Zinn will own approximately 55.7% of the outstanding Newco Common Stock after the Spin-Off. Consequently, if a prospective purchaser were to reach an agreement with Mr. Zinn to purchase his stock (the "Zinn Stock") and acquire Newco, the Zinn Stock would be sufficient to guarantee shareholder approval of the transaction by which such purchaser would acquire Newco.

     Ability to engage in Interested Party Transactions. Generally, New York corporations are subject to the provisions of Section 912 of the New York Business Corporation

Law (the "BCL") if they have a class of securities registered under Section 12 of the Exchange Act. Section 912 provides, with certain exceptions, that a New York corporation shall not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock or assets) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder. After the end of such five year period, generally the interested shareholder may engage in a business combination only if (a) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or (b) the business combination meets certain valuation and consideration requirements for the stock of such corporation. An "interested shareholder" is defined as any person that is the beneficial owner of 20% or more of the then-outstanding voting stock. Therefore, ordinarily, Mr. Michael F. Zinn, as the beneficial owner of more than 20% of the Newco Common Stock, would not be able to engage in a business combination with Newco for five years after the Spin-Off Record Date. Moreover, after the end of such five year period, ordinarily he would not be able to engage in a business combination unless the business combination were approved by the holders of a majority of the outstanding voting stock not beneficially owned by Mr. Zinn. However, the Newco Certificate provides that Section 912 does not apply to Newco. Therefore, Mr. Zinn or any other person who qualifies as an "interested shareholder" would be able to engage in a business combination with Newco at any time, subject, to the extent required by the BCL, to the approval of such transaction by the Newco Board and/or the shareholders of Newco. See "Description of Certain Statutory, Charter and By-Law Provisions."

     Absence of likelihood that shareholders will be able to profit from a hostile takeover. Frequently prospective purchasers of companies offer substantial premiums to shareholders who agree to tender their shares so that the prospective purchaser may effectuate a change of control of a company. Mr. Zinn will own 55.7% of the outstanding Newco Common Stock after the completion of the Spin-Off. Consequently no one will be able to acquire control of Newco without first reaching an agreement with Mr. Zinn. In addition, even though neither the Newco Certificate nor the By-Laws of Newco (the "Newco By-Laws") contain any provisions intended to discourage non-negotiated takeover attempts, there will be, after the completion of the Spin-Off, approximately 4.88 million unissued and unreserved shares of Newco Common Stock and one million unissued and unreserved shares of Newco's Preferred Stock, par value $.01 per share (the "Newco Preferred Stock"). One of the effects of the existence of unissued and unreserved shares of Newco Common Stock and Newco Preferred Stock may be to enable the Newco Board to discourage an attempt to change control of Newco and thereby to protect the continuity of Newco's management. If, in the due exercise of its fiduciary duties, the Newco Board determined that an attempt to change control of Newco was not in Newco's best interest, the Newco Board could authorize, without having to obtain approval of the shareholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. See "Description of the Capital Stock--Certain Effects of Authorized and Unissued Stock."

     Competition. The photovoltaic and power project markets in which Newco operates are highly competitive. Many of Newco's competitors have greater financial, marketing, manufacturing and distribution resources than those of Newco. There can be no assurance that Newco will be able to compete successfully in any of these businesses. See "Business."

     Technological Change and Product Development. New photovoltaic energy products are constantly developed. Newco believes that its future success will depend on its ability to develop on a timely basis technologically advanced products that meet the requirements of its customers. There can be no assurance that Newco will have sufficient resources to make such investments, that Newco will be able to make the technological advances necessary to remain competitive, that Newco will be able to successfully market its new products, if any, or that a new product, standard or technology will not emerge which could render its existing products obsolete. See "Business."

     Risks Inherent in Foreign Operations. Newco's foreign independent power plant initiatives are subject to the risks generally attendant to foreign operations (and in particular, risks attendant to foreign operations in less developed countries), including compliance with and unexpected changes in foreign regulatory requirements, trade barriers, currency control regulations, fluctuations in exchange rates, political and economic instability, the potential for expropriation, local economic conditions, and difficulties in staffing and managing foreign operations. Further, commercial and corporate laws in these markets are still significantly less developed than comparable laws in industrialized countries and are subject to change, including extensive revisions, preemption by local laws or administrative regulations or new regimes. The uncertainties associated with the existing and future laws and regulations in Newco's markets may have an adverse effect on Newco's ability to conduct its business and to generate profits.

     Possible Inability to Control Newco's Partners. Newco anticipates that its power plant development initiatives will be conducted with one or more partners. Newco may not be able to influence the management of the partnerships in which it has or may acquire interests and may be limited with respect to its ability to control the operations, strategies and financial decisions of the entity developing the power plant or any partnership in which it acquires an ownership interest. Any significant disagreements among the partners could have a material adverse effect on such venture. Moreover, the equity interests of Newco in these partnerships generally would not be freely transferable. Therefore, there can be no assurance of Newco's ability to realize economic benefits through the sale of its interests in these ventures.

     Reliance on Limited Suppliers and Customers. Newco relies principally on one supplier, with which it does not have a supply agreement, for certain photovoltaic supplies. While management believes alternative sources of supply are available, no assurance can be given that these supplies will continue to be available on terms currently available and the inability to obtain such supplies from alternative suppliers on similar terms could have an adverse effect on Newco's operations. During the six months ended September 30, 1998, Fiscal 1998 and Fiscal 1997, sales to the same customer accounted for 10%, 14% and 23%, respectively, of sales of photovoltaic products. The loss of such customer could have an adverse effect on Newco's operations. See "Business."

     Dependence of Photovoltaic Business on Dealers and Distributors. Newco conducts much of its sales with respect to its photovoltaic business through dealers and distributors. Such dealers and distributors are not subject to minimum purchase requirements, may sell competing products, and may discontinue marketing Newco's products without notice. The loss of, or a significant reduction in sales volume through, one or more of Newco's dealers or distributors could have a material adverse effect on Newco's operations. See "Business."

     Environmental Matters. Newco has agreed to indemnify the Surviving Corporation and Acquisition with respect to environmental claims against Oldco, which was subject to various foreign, federal, state and local environmental laws and regulations. Under certain circumstances, such environmental laws and regulations may also impose joint and several liability for investigation and remediation of contamination at locations owned or operated by Newco, Oldco or their predecessors, or at locations at which wastes or other contamination attributable to Newco, Oldco or their predecessors have come to be located. Newco can give no assurance that such liability at facilities Newco currently owns or operates, or at other locations, will not arise or be asserted against Newco or entities for which it may be responsible. Such other locations could include, for example, facilities formerly owned or operated by Newco or by Oldco, including the power plants owned by Oldco or its affiliates. See "Business."

     Dependence on Senior Management and Employees. Newco's future performance will depend, in part, upon the efforts and abilities of Newco's senior management and employees. The loss of service of one or more of these persons could have an adverse effect on Newco's business and development. Newco has not entered and does not intend to enter into employment agreements with any of these persons and does not maintain key-man life insurance on the life of any person other than a $3 million policy on the life of Michael F. Zinn, its Chairman of the Board, President and Chief Executive Officer. Because of Newco's limited financial resources, Newco may be unable to compensate management and employees at the levels prevailing at Oldco and accordingly, may be unable to retain employees critical to its success. See "Management."

     Liability of Ten Largest Shareholders for Unpaid Wages. Under Section 630 of the BCL, unless the Newco Common Stock is regularly quoted on an over-the-counter market, the ten largest shareholders of Newco will be personally liable for unpaid wages and debts to Newco's employees. See "Description of the Capital Stock--Common Stock."

     Absence of Trading Market. There is currently no existing trading market for Newco Common Stock. Newco has not applied and currently does not intend to apply for listing of Newco Common Stock on any Exchange because it does not meet the listing requirements of any Exchange. Newco Common Stock may be traded on the OTC Electronic Bulletin Board, a screen-based trading system operated by the National Association of Securities Dealers, Inc.

Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded and subject to special regulations not imposed on securities listed or traded on any Exchange. Accordingly, no assurance can be given that a trading market (liquid or illiquid) will develop for the Newco Common Stock. If a trading market does not develop or is not maintained, holders of the Newco Common Stock may experience difficulty in reselling shares of the Newco Common Stock or may be unable to sell them at all. If a market for the Newco Common Stock develops, any such market may be discontinued at any time. If a public trading market develops for the Newco Common Stock, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, Newco's results of operations and the market for similar securities. There can be no assurance as to the price at which Newco Common Stock will trade. See "Listing and Trading of Newco Common Stock."

     Limited Relevance of Historical Financial Information. The historical financial information included in this Information Statement may not necessarily reflect the results of operations, financial position and cash flows of Newco in the future or the results of operations, financial position and cash flows had Newco operated as a separate stand-alone entity during the periods presented. The financial information included herein (i) reflects operations relating to solar thermal products which were discontinued in Fiscal 1998 and (ii) does not reflect any changes that may occur in the funding and operations of Newco as a result of the Spin-Off. See "Selected Historical and Pro Forma Financial Data" and "Management's Discussion and Analysis or Plan of Operations."

     Ability to issue shares of Preferred Stock which would have an adverse impact on holders of Newco Common Stock. The Newco Board is authorized to issue shares of Newco Preferred Stock. The issuance of Newco Preferred Stock could decrease the assets and amount of earnings, if any, available for distribution to the holders of the Newco Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Newco Common Stock. See "Description of the Capital Stock--Preferred Stock."

     Absence of Dividends. Newco has never declared or paid any cash dividends on the Newco Common Stock and does not anticipate paying any cash dividends in the immediate future. See "Dividend Policy."

     Risk of Low-Priced Stocks. The Newco Common Stock may be treated as a "penny stock" under the Exchange Act. The Exchange Act and the rules applicable to penny stocks generally impose additional sales practice and disclosure requirements upon broker-dealers who sell such securities to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade Newco's shares and thus may also affect the ability of purchasers of shares to resell these shares in the public markets. See "Listing and Trading of Newco Common Stock."

     Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Prices. The Spin-Off will involve the distribution to holders of Oldco Common Stock of an aggregate of approximately 122,057 shares of Newco Common Stock, representing all of the outstanding shares of Newco Common Stock. It is expected that substantially all of these shares (other than the Zinn Stock) will be eligible for immediate resale in the public market. Sales of substantial amounts of Newco Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices, if any, for the Newco Common Stock.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of Newco as at September 30, 1998 on a historical basis and as at September 30, 1998 on a pro forma basis. The unaudited pro forma capitalization reflects the distribution to Newco from Oldco of cash of $1,000,000 and the satisfaction of all debt except debt issued in connection with Oldco's acquisition of a subsidiary, which subsidiary has been distributed to Newco.

     This table should be read in conjunction with the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and notes thereto, the Unaudited Pro Forma Combined Financial Information and "Selected Historical and Pro Forma Financial Data" and notes thereto included elsewhere herein. The unaudited pro forma information set forth below does not necessarily reflect the capitalization of Newco in the future or as it would have been had the Spin-Off occurred on September 30, 1998.

                                           Historical         Adjustments       Pro Forma
                                           ----------         -----------       ---------
Long-Term Debt:
  Current Maturities of Long-Term Debt    $    65,317       $   (45,317) (a)  $    20,000
  Long-Term Debt                              178,839           (51,818) (a)      127,021
                                          -----------       -----------       -----------
         Total Long-Term Debt             $   244,156       $   (97,135) (a)  $   147,021
Shareholders' Equity:
  Common Stock-authorized 5,000,000
     shares, $.01 par value, issued and
     outstanding 122,057 shares           $      --         $     1,221 (b)   $     1,221
  Preferred Stock-authorized and
     unissued, 1,000,000 shares                  --
  Paid-in Capital                                             2,829,784        2,829,784
  Total Combined Equity                     1,733,870           101,000 (c)            0
                                                                 97,135 (a)
                                                              1,000,000 (c)
                                                             (2,932,005)(c)
                                          -----------       -----------       -----------
 Total Shareholders' Equity               $ 1,733,870       $ 1,097,135       $ 2,831,005
                                          -----------       -----------       -----------
Total Capitalization:                     $ 1,978,026       $ 1,000,000       $ 2,978,026
                                          ===========       ===========       ===========

----------
(a)  Represents settlement of debts prior to the Spin-Off.

(b)  Represents the issuance of 122,057 shares of Besicorp Ltd. Common Stock.

(c) Represents the distribution by Oldco of $1 million in cash, the settlement of debts prior to the Spin-Off, and the reclassification of the combined equity in excess of par value to paid in capital.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain historical combined financial data for the Distributed Businesses for Fiscal 1997 and Fiscal 1998 and the six month periods ended September 30, 1997 and 1998. The historical combined financial data for Fiscal 1997 and 1998 (audited), and the six months ended September 30, 1997 and 1998 (unaudited), were derived from the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. included elsewhere herein. In the opinion of management, the historical combined financial data of the Distributed Businesses for the six months ended September 30, 1997 and 1998 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The historical combined financial data are not necessarily indicative of the results of operations for any future period. Furthermore, the results of operations for the six months ended

September 30, 1997 and 1998 should not be regarded as indicative of the results that may be expected for the full year.

     The summary pro forma combined income statement data for Fiscal 1998 and the six months ended September 30, 1998, and the summary pro forma balance sheet at March 31, 1998, reflect the effects on the historical results of the Distributed Businesses of: (i) the transfer to Newco of substantially all of the assets and liabilities of the Distributed Businesses; (ii) the leasing of the corporate headquarters from Oldco; (iii) the repayment of $97,135 of Newco debt by Oldco prior to the Spin-Off; (iv) distribution of the shares of Newco Common Stock to the Entitled Holders; (v) the transfer to Newco of $1,000,000; and (vi) the addition of expenses expected to be incurred by Newco when operating as a stand-alone business. The accounting for this transfer of assets and liabilities represents a reorganization of companies under common control and, accordingly, all assets and liabilities will be reflected at their historical cost basis.

     The summary pro forma combined financial data set forth below is not necessarily indicative of the results of the operations or financial position of the Distributed Businesses had the transactions reflected therein actually been consummated on the dates assumed and is not necessarily indicative of Newco's future performance as an independent entity. The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Combined Balance Sheet and Notes to the Unaudited Pro Forma Combined Statements of Operations are based on available information and upon certain assumptions that management believes are reasonable. The summary pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc. and notes thereto and the Unaudited Pro Forma Combined Financial Information and notes thereto included elsewhere herein.

Income Statement Data

                                                       (In Millions, Except Per Share Amounts)
                                                       ---------------------------------------
                                                  Year Ended March 31,              Six Months Ended September 30,
                                                  --------------------              ------------------------------
                                        1998           1997         Pro Forma 1998          1998               1997
                                        ----           ----         -------------- ----------------------      ----
                                                                    (Unaudited)    Historical   Pro Forma    (Unaudited)
                                                                                         (Unaudited)
Revenues                                $4.3            $5.0           $4.3          $2.3          $2.3          $2.4

Costs and Expenses                      15.4            12.3           15.5           6.6           6.6           5.8

Net loss                                (7.4)           (4.8)          (7.4)         (2.8)         (2.8)         (2.2)

Pro forma Per Share
Data (Unaudited)
   Net loss                                                          ($60.83)                                 ($23.29)
                                                                     =======                                  =======

Balance Sheet Data

                                                                                  Pro Forma
                                 March 31, 1998      September 30, 1998         September 30, 1998
                                 --------------      ------------------         ------------------
                                                         (Unaudited)              (Unaudited)
Net working capital                    $.5                    $1.0                   $2.0

Total Assets                           4.4                     3.5                    4.5

Long-term debt                         3.2                     --                      --

Combined Equity                        (.5)                    1.7                    2.8

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     This narrative discusses the financial results of the Distributed Businesses. These financial results include the results obtained from the Company's operations relating to solar thermal and heat transfer products which historically the Company combined with the photovoltaic operations. However, the Company discontinued the sale of solar thermal and heat transfer products, effective March 31, 1998, and therefore Newco will not, on an on-going basis, be in the business of selling solar thermal and heat transfer products. The Company has not generated any revenue from its power development activities. Through Fiscal 1998, costs with respect to such activities are reflected as deferred costs. Subsequent to Fiscal 1998, such costs were written off and are included in Selling, General and Administrative Expenses ("SG&A") for the six months ended September 30, 1998. See Notes 1 and 3 of the Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

RESULTS OF OPERATIONS

     Six months ended September 30, 1998 compared with six months ended September 30, 1997 and Fiscal 1998 compared with Fiscal 1997.

Product Sales

     Revenues from product sales during the six months ended September 30, 1998, decreased by $182,976 (or 8%) to $2,085,690 from $2,268,666 for the six months ended September 30, 1997. Fiscal 1998 revenues from product sales decreased by $636,575 (or 14%) to $3,838,351 from $4,474,926 for Fiscal 1997. The decrease in revenues for both periods is due primarily to a decrease in sales of solar thermal and heat transfer products of $765,134 for the six months ended September 30, 1998 and $836,372 for Fiscal 1998. For the six months ended September 30, 1998, this decrease is primarily due to Newco's decision to discontinue those product lines. Factors contributing to the decrease in product sales during Fiscal 1998 include increasingly competitive pricing activity for solar thermal and heat transfer products and to the Company's discontinuance of the non-agricultural portion of its heat transfer product line during the third quarter of Fiscal 1997. These decreases were partially offset by increases during the six months ended September 30, 1998 and Fiscal 1998 of $582,158 (or 40%) and $199,797 (or 8%), respectively, in sales of photovoltaic products from the corresponding prior periods. Sales of photovoltaic products were $2,053,507 and $1,471,349, respectively, for the six months ended September 30, 1998 and 1997. For Fiscal Years 1998 and 1997, sales of photovoltaic products were $2,730,545 and $2,530,748, respectively.

Other Revenues

     Other revenues for the six months ended September 30, 1998 increased by $111,580 (or 96%) to $227,321 from $115,741 during the corresponding period in the prior year. Other revenues for Fiscal 1998 increased by $115,232 (or 37%) to $426,154 from $310,922 for Fiscal 1997. The increase in both periods was primarily due to revenue received from the New York State Energy Research and Development Authority. See Note 11 of the Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

Interest and Other Investment Income

     Interest and other investment income during the six months ended September 30, 1998 decreased by $4,907 (or 27%) to $13,204 from $18,111 for the six months ended September 30, 1997. Interest and other investment income during Fiscal 1998 decreased by $7,194 (or 17%) to $35,482 from $42,676 for Fiscal 1997. The decrease in both periods is due primarily to the lower principal balances on notes receivable.

Other Income

     Other income for the Fiscal 1998 and Fiscal 1997 was $5,566 and $168,568, respectively. The amount recorded in Fiscal 1997 reflects income of $150,000 earned from the settlement of a complaint against a competitor.

Cost of Product Sales

     The cost of product sales for the six months ended September 30, 1998 and 1997 was $1,981,867 and $2,073,899, respectively, or 95% and 91% of the revenues attributable to product sales for the respective periods. The cost of product sales for Fiscal 1998 and Fiscal 1997 was $3,932,201 and $4,299,848, respectively, or 102% and 96% of the revenues attributable to product sales for the relevant period. The increase in the cost of sales percentage for the six months ended September 30, 1998 from the corresponding period in the prior year is due primarily to the discontinuance of the solar thermal and heat transfer product lines which, historically, had lower costs of sales than the photovoltaic products. The increase in Fiscal 1998 from Fiscal 1997 is due primarily to increasingly competitive pricing of solar thermal and heat transfer products and the discontinuance of the non-agricultural and heat transfer product line discussed above. The increase in the cost of sales percentage was partially offset by the improved efficiencies achieved in the photovoltaic product manufacturing process. The cost of the sales of photovoltaic products for the six months ended September 30, 1998 and 1997 was $1,906,911 and $1,429,743, respectively, or 93% and 97% of the revenues attributable to photovoltaic product sales for the relevant period. The cost of the sales of photovoltaic products for Fiscal

1998 and Fiscal 1997 was $2,725,263 and $2,549,282, respectively, or 100% and
101% of the revenues attributable to photovoltaic product sales for the relevant period.

Selling, General and Administrative Expenses

     SG&A during the six months ended September 30, 1998, increased by $948,560 or 27% to $4,489,298 from $3,540,738 for the six months ended September 30, 1997. SG&A during Fiscal 1998 increased by $959,853 or 13% to $8,536,780 from $7,576,927 for Fiscal 1997. SG&A includes remuneration of executives and development staff, but not employees involved in the production of Newco's products.

     The increase in the six-month period is primarily due to the write-off of project costs previously deferred of $1,402,085, which was offset by the decrease in SG&A associated with discontinuance of the Company's solar thermal and heat transfer product lines, the reclassification of certain labor charges from SG&A to cost of product sales and the decrease in professional fees.

     The increase in Fiscal 1998 is primarily due to the write-off of project costs previously deferred of $519,293, a judgment of $126,750 paid in connection with the resolution of certain litigation, the write-down of property of $141,468 to its net realizable value in connection with the discontinuance of the Company's solar thermal and heat transfer technology product lines, increased Board of Directors' compensation and related expenses of $241,529, and increased compensation expense of $535,652 resulting from several additional members of management, and additional sales and marketing support staff in the photovoltaic business. These increases were partially offset by decreased professional fees.

Interest Expense

     Interest expense for the six months ended September 30, 1998 decreased by $73,648 to $92,193 compared to $165,841 for the six months ended September 30, 1997. The decrease in interest expense is due primarily to the Company's repayment of $3 million the Company borrowed from Stewart and Stevenson Services, Inc. (the "S&S Loan").

     Interest expense for Fiscal 1998 increased by $159,036 to $451,178 from $292,142 in Fiscal 1997. The increase is due primarily to interest expense of $115,585 incurred in connection with a judgment related to the settlement of certain litigation and to higher interest payments resulting from increased borrowing under the S&S Loan.

Other Expense

         Other expense increased during Fiscal 1998 to $2,508,214 from $92,316 for Fiscal 1997, due primarily to the Company's decision to reserve for the possible uncollectibility of a loan of $2,500,000 (the "KBA Loan"). See Notes 4 and 10 of Notes to the Combined Financial Statements of the Distributed Businesses of Besicorp Group Inc.

Credit for Income Taxes

     During the six-month period ended September 30, 1998, the credit for income taxes increased by $290,200 to $1,437,500 from $1,147,300 for the same period the previous year. During Fiscal 1998, the credit for income taxes increased by $1,307,200 to $3,765,900 from $2,458,700 for Fiscal 1997. The credit for income taxes in all periods represents the allocated benefits to Newco of the losses which Oldco was able to use in filing its consolidated tax returns.

Net Loss

         The Company's net loss for the six months ended September 30, 1998 increased by $581,731 to $2,808,450 from the net loss of $2,226,719 for the six months ended September 30, 1997. The Company's net loss for Fiscal 1998 increased by $2,541,579 to $7,357,020 from the net loss of $4,815,441 for Fiscal 1997. The factors contributing to the increases in net loss are discussed above.

INFLATION

     The Company's operations have not been, nor in the near term are expected to be, materially affected by inflation. However, if the Company develops business opportunities internationally, it may become subject to risks of inflation in the foreign countries in which it operates.

LIQUIDITY AND CAPITAL RESOURCES

     During the six month ended September 30, 1998, the Company's working capital on an historical basis increased by $473,242 from $485,737 at March 31, 1998, to $958,979. On a pro forma basis, the Company had working capital of $2,004,266 at September 30, 1998, which was $1,045,287 greater than the historical working capital at such date. The higher pro forma amount is due primarily to cash of $1 million contributed by Oldco to Newco and to the satisfaction by Oldco prior to the Spin-Off on behalf of Newco of debt obligations of $97,135. The Company has sufficient funds to continue operations for only approximately two (2) to four (4) months from the date of this Information Statement. Other than the possible receipt of approximately $1 million to $1.5 million from the sale of certain pollution control emission credits in or after May

1999, as to which no assurance can be given, the Company does not have any definitive arrangements with respect to its operating or financing needs. After the expiration of such two (2) to four (4) month period, without additional funds, Newco may not be able to pay its obligations as they become due, and the failure of Newco to obtain additional funds would materially adversely affect Newco and could require it to curtail operations. Newco is in the process of developing a business plan to reduce operating costs and improve results to aid in the securing of the necessary financing to continue operations. No assurance can be given that such a plan will have such effects or that such financing will be available.

     During the six months ended September 30, 1998, cash of $1,805,364 was used by operating activities primarily as a result of to the net loss for the period of $2,085,450, partially offset by non-cash items, primarily comprised of the write-off of project costs previously deferred. During the fiscal year ended March 31, 1998, cash of $4,430,005 was used by operating activities primarily as a result of the net loss of $7,357,020 for the period, partially offset by non-cash items, primarily comprised of the reserve of $2,500,000 for the uncollectibility of the KBA Loan.

     During the six months ended September 30, 1998, cash of $2,051,789 was provided by financing activities, due primarily cash transactions with Oldco, which were partially offset by the repayment of borrowings. For Fiscal 1998, cash of $4,739,878 was provided by financing activities, primarily due to cash transactions with Oldco.

     During the six months ended September 30, 1998 and Fiscal 1998, the Company's investing activities used cash of $291,571 and $264,552, respectively. The cash in both periods was used to acquire property, plant and equipment.

     The Company has no significant capital commitments for Fiscal 1999 other than those which may arise in the ordinary course of business.

     Year 2000

     Many existing computer systems and software applications use two digits, rather than four, to record years, i.e., "98" instead of "1998." Unless modified, such systems will not properly record or interpret years after 1999, which could lead to business disruptions. This is known as the Year 2000 issue.

     Newco relies on computer hardware, software and related technology primarily in its internal operations, such as billing and accounting. During Fiscal 1998, Oldco formed a Year 2000 Management Committee to address the potential financial and business consequences of Year 2000 and to direct the implementation of appropriate solutions, including hardware and software upgrades. Newco has formed a Year 2000 Management Committee consisting of the same individuals to assume the functions of Oldco's committee. Newco expects to complete such upgrade purchases during 1998 with testing to be done during 1999.

     Newco is also communicating with its vendors, suppliers and customers to both monitor and encourage their respective remedial efforts regarding the Year 2000 issue. Failure by vendors and suppliers to successfully address the issue could result in delays in various products and services becoming available to Newco. Failure by customers could disrupt their ability to maximize their use of Newco's products and services. There can be no assurance that failure of systems of third parties on which Newco's systems and operations rely to be Year 2000 compliant will not have a material adverse effect on Newco's business, operating results or financial condition.

     Except for capital expenditures associated with computer hardware and software upgrades which are planned for Fiscal 1999 and which may be partially Year 2000-related, Newco does not anticipate that the incremental expenses related to the Year 2000 issue for Fiscal 1999 will be significant. Such incremental expenses incurred during Fiscal 1998 by Oldco were not significant.

                                    BUSINESS

     Newco specializes in the development, assembly, manufacture, marketing and resale of photovoltaic products and systems ("Photovoltaic Activities") and the development of power plant projects ("Power Development Activities"). Newco was organized in New York in 1998 to allow for the consummation of the Merger by distributing the Distributed Businesses to Newco thereby permitting Acquisition to acquire only the Retained Assets and assume only the Retained Liabilities. Consequently, even though Newco was only organized recently, it is the successor to businesses that have been in operation for more than six years and the following description contains historical information about the subsidiaries of Newco when they were subsidiaries of Oldco.

Photovoltaic Activities

     Systems that convert sunlight directly into electricity are called photovoltaic systems. The fundamental element of a photovoltaic system is the semiconductor device, or cell, which generates a variable electric current that is directly proportionate to the quantity of sunlight energy absorbed. Solar cells are electrically interconnected to form a module unit in which the cell groupings are formatted to achieve desired electrical power specifications, such as voltage and current. The solar module is the power-generating component of a complete photovoltaic system. Complete systems consist of one or more solar modules; controllers to monitor, regulate and control the electric output; and, in most systems, batteries to store the energy generated by the solar modules. Occasionally, backup generators or invertors, which convert DC electric power to AC power, are included as integral components of a system.

     The market for photovoltaic products and systems is primarily directed towards those electric power applications where access to utility power is relatively expensive, inconvenient or not available. Electric power systems that use photovoltaic technology include communications systems (e.g., satellite earth stations, microwave relay stations, roadside emergency telephones and cellular network repeater stations), power systems for remote areas (e.g., forests and parks and rural areas) and remote monitoring systems that are used in production, consumption and the collection of scientific data (e.g., monitor remote gas pipelines and weather stations).

     The Company develops, assembles, markets and distributes photovoltaic modules, power systems and related products for a variety of applications. The Company has developed solar power supply products for the portable computer, wireless electronics and telecommunications industries, solar power accessories for motor vehicles, electric boats and telemetry, as well as a polymer encapsulation production processes for photovoltaic modules that can be integrated into other products for consumer, commercial and industrial use. In addition, the Company markets and sells prepackaged solar electric power products and systems, system components, and system accessories ranging from small battery chargers, to water pumping kits, to outdoor lighting, to portable power generators, to PV power stations.

     In addition to utilizing the Company's resources, products are developed using government grants, industry funded projects, and technology demonstration contracts to the extent practicable. In connection therewith, the Company has entered into various funding and development arrangements with NYSERDA. These arrangements generally require the Company to develop, manufacture, test and deliver various types of photovoltaic products (e.g., solar powered telephone power supply systems, skid mounted photovoltaic systems, controllers and photovoltaic home systems) in consideration for which NYSERDA reimburses the Company with respect to a negotiated percentage of the development cost of such product. Funds advanced by NYSERDA are recorded for financial statement purposes as "other revenues" at the time of receipt and such advances are to be repaid, depending on the project, from revenues or profits, if any, derived from the products developed under these agreements. See Note 11 of Notes to Combined Financial Statements of the Distributed Businesses of Besicorp Group.

Sales and Distribution

     In addition to direct sales to original equipment manufacturers, industrial companies and governmental agencies, the Company markets and sells products through dealers and distributors nationwide. At September 30, 1998, approximately 135 solar energy dealers and distributors, predominantly located in North America, offered Newco's products. The Company also employs an in-house sales and customer support staff responsible for generating sales and assuring customer satisfaction. The distribution market is also supported by the Company through a catalog maintained by the Company to provide information about sizing and installation of remote solar energy systems.

Customers and Backlog

     The Company fills orders from inventory and draws from its inventory to fabricate and manufacture custom orders; therefore, backlog is generally filled within the following quarter. Certain sales may be drop-shipped from manufacturers' locations. Backlog of orders was $464,205, $274,260 and $382,410 as at September 30, 1998, March 31, 1998 and March 31, 1997, respectively. Customers for the Company's products include original equipment manufacturers, governmental agencies and consumers. During the six-month period ended September 30, 1998, and the years ended March 31, 1998 and 1997, sales to the same customer accounted for approximately 10%, 14% and 23%, respectively, of photovoltaic activities sales.

Competition

     The Company competes with approximately ten businesses engaged in the distribution of photovoltaic products, of which four have larger market share than the Company. The Company believes that the market is highly fragmented for value-added solar electric products and systems. The major competitive factors are product price, service, technical capability and delivery.

Power Development Activities

     The Company, in conjunction with one or more partners, develops independent power projects. The Company generally holds its ownership interests in the form of partnership interests, through special-purpose entities. Usually, financing for these entities is secured solely by their respective assets.

     At present, the Company has an interest in a development project to build a coal fired power plant near the village of Krishnapatnam located 120 miles north of Chennai (Madras) on India's eastern coast. BBI Power Inc., ("BBI") the project company developing the power plant near Krishnapatnam, is 50% owned by the Company and 50% owned by Chesapeake Power Investments Co. However, it is likely that, due to the size of the project and the amount of debt and equity capital necessary to be raised, the Company's ownership interest will be reduced substantially as the result of the participation of equity investors. Capital construction costs are currently estimated to be approximately $700 million. Approval of an agency of the Indian government is also required before the project can proceed. The May 1998 nuclear tests conducted by India have resulted in the imposition of economic sanctions by the United States, though such sanctions have been waived through October 1999. The ability to obtain project financing may be adversely affected by these sanctions. Even if such sanctions are eliminated or the waiver thereof is extended indefinitely, no assurance can be given that financing will be obtained, that the project will be completed, or, if it is completed, that the project will prove profitable.

     The Company is always considering new power projects, both domestically and internationally, and with entities that have served as the Company's partners in past development projects and with entities that have never been partners of the Company in any of its projects. As of the date hereof, such possible initiatives are being discussed with several companies and the Company and prospective partners had entered into letters of intent with respect to trying to develop initiatives in Brazil and Mexico. The Company entered into a Master Project Agreement with MPR Associates Inc. which calls for equal sharing in development fees and ownership interest in all projects developed in Brazil by such parties. No assurance can be given that any such letter of intent or the Master Project Agreement will result in the development of any projects, or that if any projects are developed, they will prove profitable.

     The Company anticipates that projects would be developed with partners and the Company would hold its ownership interests, primarily in the form of partnership interests, through special-purpose entities formed to be the legal owners of the projects. Interests in projects may also be acquired during various stages of their development. Projects are expected to generate income from the operation of the facilities; however, in early years of operation, the partnership may incur significant book losses, and partners will not recognize income until such time as the operating income of the projects exceeds accumulated losses.

     The developers prepare financial models of the project, document the project and arrange appropriate development capital and construction and long-term financing. In addition, developers negotiate power purchase agreements, permitting arrangements, engineering and construction contracts and financial participation and risk sharing agreements.

     Construction, operation, engineering, and design of a project are contracted to third parties. When development is substantially complete, the projects typically obtain construction financing which is replaced with long-term debt and/or equity financing when the construction is completed. To the maximum extent possible, financing is arranged on a limited- recourse basis, so that repayment is limited to the revenues generated by the particular project(s) being financed. Except to the extent that a developer provides bridge or other financing to a project, the debt of the partnership is collateralized solely by the assets of the project(s), without guarantees of repayment by the developer.

     The Company would expect to earn development fees by taking an active role in the early stage development of each project. Development fees are generally paid from the proceeds of the project loans and are capitalized as part of the cost of the project. The amounts and timing of such payments of development fees are subject to negotiations with the parties to the transaction and represent fees for services provided to the project. Other potential sources of revenues and cash flows are income and distributions from project operations and management fees for coordinating and overseeing partnership activities during the construction and operating phases of the projects. There can be no assurance that the Company will develop any power projects or that it will earn development fees on new project opportunities.

Foreign Regulatory Compliance and Other Risks of International Operations

     As a result of a decline in opportunity in the independent power industry in the United States, the Company's present strategy is to emphasize foreign project development (though the Company intends to pursue appropriate domestic projects as and when they become available). The Company's business, therefore, is subject to the risks of international operations, including compliance with and unexpected changes in foreign regulatory requirements, trade barriers, currency control regulations, fluctuations in exchange rates, political instability, the potential for expropriation, local economic conditions, and difficulties in staffing and managing foreign operations.

     Projects overseas require considerable capital. Funding for international projects may be obtained from various sources, including the private sector (both domestic and international), government sponsors, e.g., United States Trade and Development Agency, United States Agency for International Development, the Export-Import Bank of the United States, the Overseas Private Investment Corporation and commercial banks. Obtaining such funding often is more time consuming than obtaining funding for domestic projects. There can be no assurance that Newco will be able to secure sufficient funding in connection with any international development project. Nor can there be any assurance that Newco will be successful in international project development. Neither Newco nor Oldco has ever consummated a financing for an international project development.

Suppliers

     The Company purchases solar electric modules from several large manufacturers, of which Siemens Solar Industries of Camarillo, California is the principal supplier. The Company does not have any supply agreements with its suppliers but does not anticipate any limitation on its ability to purchase materials for its business. The Company is not currently dependant on any principal suppliers for its power plant initiatives.

Research and Development

     Expenditures for photovoltaic research and development were $310,215 for the six months ended September 30, 1998, $697,182 in Fiscal 1998 and $646,817 in Fiscal 1997. These expenses include personnel expenses of $114,433 for the six months ended September 30, 1998, $330,428 in Fiscal 1998 and $301,055 in Fiscal 1997. Of the total amounts, expenses attributable to the Company's agreements with NYSERDA were $169,788 in the six months ended September 30, 1998, $520,950 in Fiscal 1998 and $414,307 in Fiscal 1997. No assurance can be given that funds for research and development will be available to the Company from internal or external sources and the failure to obtain such funds may have an adverse effect on the Company's operations.

Intellectual Property

     While Newco does own certain intellectual property rights (e.g., patents, trademarks and trade secrets), management does not believe that these rights are essential to Newco's current operations.

Government Regulation and Environmental Matters

     The development and manufacture of photovoltaic products are not subject to U.S., state, foreign and local statutes and regulations (other than statutes and regulations generally applicable to the development and manufacture of products).

     The operations of the Company are also subject to various U.S., state, foreign and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, and other regulations intended to protect public health and the environment. Compliance by the Company with such laws and regulations has not had a material adverse effect upon the Company, and the Company believes it is in material compliance with all such applicable laws and regulations. Based upon current laws and regulations and the interpretations thereof, the Company has no reason to believe that the costs of future environmental compliance would be likely to materially adversely impact its business, results of operations, cash flows or financial position.

Employees

     As of the time of the Spin-Off, Newco had approximately 72 full-time and three part-time employees. None of these employees are represented by a union. In the opinion of management, its relationship with its employees is satisfactory.

Properties

     Newco owns or leases the properties identified below. Management believes that these facilities are suitable and adequate for its current operations.


Location of Property                    Nature of Ownership                     Use of Property
--------------------                    -------------------                     ---------------
Kingston, New York                      Leased from the Surviving               Newco's corporate
(Includes land and the 8,000            Corporation                             headquarters (the "Corporate
square foot building thereon)                                                   Headquarters")

Ellenville, New York                    Owned by Newco                          Previously used by a
(Includes land and the 52,000                                                   subsidiary of the Company.
square foot building thereon)

Stelle, Illinois                        Lease, expiring April 1999,             Photovoltaic Activities uses
(Lease of 2,000 square feet)            for $575 per month                      as sales office.

Kingston, New York                      Lease for $8,500 per month,             Photovoltaic Activities
(Lease of 17,000 square feet)           expiring March 1999, subject            utilizes 2,000 square feet for
                                        to automatic renewal for                administrative purposes and
                                        successive six month periods            balance is used for
                                                                                warehousing, manufacturing
                                                                                and assembly

Ulster, New York                        Owned by Newco                          Investment purposes
(approximately 28 acres of
unimproved property)


     The Corporate Headquarters was not distributed to Newco in the Contribution. Instead, it was retained by Oldco and therefore belongs to the Surviving Corporation following the Merger. Newco is leasing the Corporate Headquarters from the Surviving Corporation as contemplated by the Plan of Merger. See "The Contribution and the Spin-Off " and "Relationship between Newco and Oldco after the Spin-Off." The other properties have been transferred to Newco pursuant to the Contribution Agreement.

     While Newco is not in the business of investing in real estate, as a result of the Contribution it owns 28 acres of unimproved property which it holds primarily for the possibility of realizing a capital gain. Newco has no policies regarding or restricting investments in real estate.

Legal Proceedings

     In the Contribution Agreement, Newco agreed to assume certain liabilities of Oldco, including those relating to litigation (other than the Existing Litigation). See "The Contribution and the Spin-Off--The Contribution Agreement." Consequently, Newco is liable for all damages, if any, and expenses in connection with the following matters and is entitled to the benefits, if any, of such matters.

     In June 1997, Oldco and Mr. Michael F. Zinn (then and currently the Chairman of the Board, Chief Executive Officer and President of Oldco and currently the Chairman of the Board, Chief Executive Officer and President of Newco), each entered a guilty plea, in the United States District Court for the Southern District of New York, to one count of causing a false statement to be made to the Federal Election Commission and one count of filing a false tax return, all in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey (the "Proceeding"). As a result of such pleas, Oldco was fined $36,400, and Mr. Zinn was fined $36,673 and sentenced to a six-month term of incarceration (which commenced in November 1997 and has been completed), and a two-year term (which commenced in May 1998) of supervised release thereafter. He resigned as Chairman of the Board, Chief Executive Officer and President of Oldco in November 1997 and was reappointed to such positions in May 1998.

     In August 1997, John Bansbach commenced a shareholder derivative action in the New York Supreme Court, Ulster County, entitled John Bansbach v. Michael F. Zinn, Michael J. Daley, Gerald A. Habib, Harold Harris, Richard E. Rosen, and Besicorp Group Inc., Index No. 97-2573 (the "Bansbach Litigation"). Oldco was named as a nominal defendant in this matter and the other named defendants either were officers and/or directors of Oldco at the time of the alleged acts or omissions for which relief is sought or became officers and/or directors of Oldco thereafter. The plaintiff sought to hold such persons liable to Oldco: (a) for all sums advanced to or on behalf of Mr. Michael F. Zinn in connection with his defense of the Proceeding; (b) for all sums advanced to or on behalf of Mr. Michael Daley, who was subpoenaed for information in connection with this matter; (c) for all legal expenses, costs and fines incurred by Oldco itself in connection with the Proceeding; (d) for all harm to Oldco's reputation and goodwill resulting from the Proceeding; (e) for punitive damages; and (f) for plaintiff's attorneys' fees, costs and expenses. The court dismissed the action, stating that the plaintiff had failed to make the requisite pre-suit demand upon Oldco's Board of Directors (the "Oldco Board") and had failed to demonstrate that such a demand would be futile. The plaintiff has appealed this decision.

     On March 29, 1993 James Lichtenberg commenced a shareholder's derivative action now pending in New York Supreme Court, Ulster County, entitled Lichtenberg v. Michael F. Zinn, Steven I. Eisenberg, and Martin E. Enowitz, et al. (the "Lichtenberg Litigation"). Oldco is named as nominal defendant in this shareholder's derivative action and the other defendants were directors and officers of Oldco at the time the action was filed. The complaint alleges that the directors breached their fiduciary duties to Oldco by, among other things, the issuance of stock to themselves in lieu of cash compensation, allegedly for inadequate consideration, and by the accounting treatment given to Oldco's interest in various partnerships which own and operate cogeneration facilities, which allegedly depressed the price of Oldco's stock. The plaintiff is seeking an award of damages to Oldco, including punitive damages and interest, an accounting and the return of assets to Oldco, the appointment of independent members to the board of directors, the cancellation of shares allegedly improperly granted, and the award to the plaintiff of costs and expenses of the lawsuit including legal fees. The Court dismissed this action based on the recommendation of the special litigation committee (comprised of independent outside directors of Oldco) that concluded that a continuation of such litigation was not in the best interests of Oldco. The plaintiff has appealed this decision.

     The plaintiffs in the Bansbach Litigation and Lichtenberg Litigation may not able to maintain their actions as shareholder derivative suits if the Merger is consummated.

     On November 8, 1990 SNC., Ltd. ("SNC") commenced an action in New York Supreme Court, New York County, against Oldco, and certain of its partners and their affiliates and an unaffiliated contractor (the "Contractor"). The complaint alleges that SNC was awarded the contracts to construct two power plants and that the contracts were subsequently awarded to the Contractor in breach of SNC's contract. SNC seeks an award of compensatory damages in an undetermined amount in excess of $680,000 and punitive damages. The Court granted the defendants' motion for summary judgment in part but denied the motion insofar as it sought dismissal of plaintiff's claims for: (1) breach of preliminary agreement to negotiate in good faith; (2) unjust enrichment/quantum meruit; (3) promissory estoppel; and (4) fraud and negligent misrepresentation. The Court's decision was upheld by the Appellate Court. The case is proceeding through the litigation process in the Supreme Court, New York County. Management believes that there are meritorious defenses to this action.

     Oldco is a party to a legal proceeding in New York Supreme Court, Ulter County, that was commenced on June 20, 1995, seeking a determination that Martin Enowitz ("Enowitz"), a former director and executive officer of Oldco, is not entitled to 100,000 shares of Oldco Common Stock held of record by him (the "Enowitz Shares"). The Company believes that such shares were forfeited when he left the employ of the Company prior to the scheduled vesting dates with respect to such shares and that, as a result, he was obligated to resell the shares to the Company. (Enowitz asserts, among other things, that such vesting schedule was not applicable to him because he was disabled. Oldco, among other things, disputes Enowitz's allegation that he was disabled.) Because of the uncertainty with respect to the ownership of these shares, the Plan of Merger provides that the Merger Consideration payable in respect of such shares is to be held in escrow pending resolution of the dispute regarding the ownership of these shares and the rights, if any, of Acquisition, Merger Sub or the Surviving Corporation to such Merger Consideration are being assigned without recourse to Newco. The Merger Consideration for such shares amounts to approximately $3,450,000, subject to upward (but not downward) adjustment as provided in the Plan of Merger. If it is determined that Mr. Enowitz was not entitled to the Enowitz Shares, Newco will receive such monies less the Company's cost (estimated to be less than $100,000) for repurchasing such shares.

     Other than as discussed above, Newco is party to various legal matters in the ordinary course of business, the outcome of which Newco does not believe will materially affect its operations. However, Newco may incur substantial legal fees and other expenses in connection with these matters.

                        THE CONTRIBUTION AND THE SPIN-OFF

Introduction

     Because Acquisition neither wishes to (i) acquire Oldco's assets pertaining to, among other things, the photovoltaic and independent power plant development businesses nor (ii) assume, with certain limited exceptions, any of Oldco's liabilities, Oldco and Acquisition decided to effect the Spin-Off. The Contribution (as defined below) followed by the Spin-Off will separate from Oldco liabilities Acquisition does not want to assume and all of the businesses and assets that Acquisition does not wish to acquire. This will enable Acquisition to acquire only the assets it desires to acquire and will leave Oldco's photovoltaic and independent power plant development businesses as a separate publicly held company, owned by the holders of Oldco Common Stock as of the Spin-Off Record Date.

     Oldco formed Newco in November 1998 to effect the Spin-Off which, in turn, is a condition to the consummation of the Merger. Following the Spin-Off, Newco will focus on the photovoltaic and independent power plant development businesses and Oldco will merge with Merger Sub. The Contribution followed by the Spin-Off will separate all of Oldco's businesses other than those relating to the Retained Assets from Oldco and enable Acquisition to acquire only the Retained Assets and the Retained Liabilities in the Merger; the Spin-Off will leave the Distributed Businesses as a separate publicly held company (Newco), owned by the Entitled Holders. The directors and officers of Oldco prior to the Merger will be the directors and officers of Newco at the time of the Spin-Off. The Merger will not be consummated unless the Spin-Off has been completed. The Spin-Off will not occur unless all other conditions to the Merger have been waived or satisfied.

     Therefore, on ________, 1999, the Board declared the Spin-Off payable to the holders of record of Oldco Common Stock at the close of business on the Spin-Off Record Date of one share of Newco for every 25 shares of Oldco Common Stock outstanding on the Spin-Off Record Date (with cash being paid in lieu of fractional shares). No shares of Newco Common Stock will be issued with respect to shares of Oldco Common Stock held in treasury. If all of the conditions to the Merger Closing have been waived or satisfied, the Spin-Off will occur at the Effective Date.

     Shareholders of Oldco with questions concerning procedural issues related to the Spin-Off may call the Distribution Agent, Continental Stock Transfer and Trust Co., at [(212) 509-4000 (x [ ]) Attention: [ ]. After the Effective Date, shareholders of Newco with inquiries relating to the Spin-Off or their investment in Newco should contact Besicorp Ltd., 1151 Flatbush Road, Kingston, New York, (telephone 914- 336-7700 x 104), Attention: Susan Whitaker).

The Contribution Agreement

     Prior to the Spin-Off, pursuant to the Contribution Agreement, Oldco transferred or caused to be transferred to Newco the shares and other ownership interests of its subsidiaries and affiliates (collectively, subsidiaries and affiliates are referred to as "Subsidiaries") other than certain specified Subsidiaries (such transferred Subsidiaries are referred to as the "Distributed Subsidiaries" and the retained Subsidiaries are referred to as the "Retained Subsidiaries") and all of Oldco's assets pertaining to the photovoltaic and power plant development businesses and all other businesses not related to the Retained Assets (collectively, the "Contributed Assets"). Also pursuant to the Contribution Agreement, Newco assumed all of the liabilities of Oldco and its subsidiaries other than (i) the liabilities of Oldco and any Retained Subsidiary (actual or accrued) for unpaid federal income taxes for Fiscal 1999 based on the consolidated net income of Oldco through the Effective Date (the "Specified Current Liabilities"), (ii) the liabilities of Oldco or its subsidiaries for New York State income taxes for Fiscal 1999 (the "Excluded Liability") and (iii) certain intercompany liabilities (collectively such assumed liabilities are referred to as the "Assumed Liabilities" and the other liabilities are referred to as the "Retained Liabilities"). The transfer of the Distributed Subsidiaries and the Contributed Assets and the assumption of the Assumed Liabilities is referred to herein as the "Contribution." As a result of the Contribution, Newco is liable for the Assumed Liabilities and owns all of the personnel and employee benefit plans of Oldco and the Retained Subsidiaries, and the assets formerly owned by Oldco or its subsidiaries, other than its cash (except for $1 million which Oldco contributed to Newco), securities (including the shares of Niagara Mohawk Stock), the Corporate Headquarters (which it is leasing to Newco) and certain other assets (collectively, the "Retained Assets"), and Oldco owns the Retained Subsidiaries and the Retained Assets and remains liable for the Retained Liabilities. If, after the time of the Spin-Off, either Newco or Oldco holds assets which by the terms of the Contribution Agreement or the Plan of Merger were intended to be assigned and transferred to, or retained by, the other party, such party will promptly assign and transfer or cause to be assigned and transferred such assets to the other party.

     In addition, Oldco has agreed to place $6,000,000 in an Escrow Fund prior to the consummation of the Merger. Amounts, if any, not needed to provide indemnification pursuant to the Indemnification Agreement or to make certain payments will be released to Newco after the fifth anniversary of the Merger Closing Date so long as certain conditions have been fulfilled. See "Relationship Between Newco And Oldco After The Merger." Moreover, the Plan of Merger provides that the Merger Consideration payable in respect of the Enowitz Shares is to be held in escrow by the Distribution Agent pending resolution of the dispute regarding the ownership of these shares and the rights, if any, of Acquisition, Merger Sub and the Surviving Corporation to such Merger Consideration are being assigned without recourse to Newco. The Merger Consideration for such shares amounts to approximately $3,450,000, subject to upward (but not downward) adjustment as provided in the Plan of Merger. If it is determined that Mr. Enowitz was not entitled to the Enowitz Shares, Newco will receive such monies less the Company's cost (estimated to be less than $100,000) for repurchasing such shares. See "Business--Legal Proceedings."

The Terms of the Spin-Off

     As a result of the Spin-Off, on the Spin-Off Record Date, Oldco shall distribute all of the outstanding shares of Newco Common Stock (and/or cash, in lieu of the issuance of fractional shares of Newco Common Stock) to the Entitled Holders, assuming that all of the conditions to the consummation of the Merger have been waived or satisfied. The Spin-Off Record Date is expected to be the same day as the Merger is consummated. The Spin-Off will be effectuated at this time and each Entitled Holder will receive one (1) share of Newco Common Stock for every twenty-five (25) shares of Oldco Common Stock held by such shareholder on such date. No fractional shares of Newco Common Stock will be issued. Entitled Holders will in lieu of fractional shares (but not whole shares) of Newco Common Stock receive $______ in cash for each one twenty-fifth (1/25th) of a share of Newco Common Stock and will receive, in addition, such number of whole shares of Newco Common Stock as to which they are entitled. As a result, shareholders of Oldco who own fewer than 25 shares of Oldco Common Stock will receive cash but will not receive any Newco Common Stock. Therefore, the holders of Oldco Common Stock on the Spin-Off Record Date will become the shareholders of Newco and Oldco will cease to own any shares of Newco.

Procedure for receiving certificates for shares of Newco Common Stock

     On the Spin-Off Record Date, Oldco will deliver to the Distribution Agent shares of Newco Common Stock representing 100% of the outstanding shares of Newco Common Stock for distribution to the Entitled Holders. The Spin-Off Record Date will also be the Effective Date (i.e. the date when the Merger is consummated). The Distribution Agent will distribute to all Entitled Holders following the consummation of the Merger a letter of transmittal for the delivery of their certificates representing shares of Oldco Common Stock in order to receive the Merger Consideration. See "The Merger." The letter of transmittal will be accompanied by a letter informing the Entitled Holders about the occurrence of the Spin-Off, and telling them that certificates for their shares of Newco Common Stock have been issued to them and will be distributed upon the Distribution Agent's receipt of their certificates evidencing shares of Oldco Common Stock. Upon receipt of each such certificate for shares of Oldco Common Stock, the Distribution Agent will distribute to the Entitled Holders delivering such certificate both the Merger Consideration and the certificate for shares of Newco Common Stock relating to such delivered shares of Oldco

Common Stock as promptly as practicable. No fractional shares of Newco Common Stock will be issued. Entitled Holders will in lieu of fractional shares (but not whole shares) of Newco Common Stock receive $______ in cash for each one twenty-fifth (1/25th) of a share of Newco Common Stock and will receive, in addition, such number of whole shares of Newco Common Stock as to which they are entitled. As a result, shareholders of Oldco who own fewer than 25 shares of Oldco Common Stock will receive cash but will not receive any Newco Common Stock. No consideration will be paid by the holders of Oldco Common Stock for the shares of Newco Common Stock to be received by them in the Spin-Off.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences relating to the Spin-Off based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and applicable regulations, rulings and judicial authority as in effect on the date of this Information Statement. Subsequent changes in the law could alter the federal income tax consequences of the Spin-Off.

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON PRESENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER IS URGED TO CONSULT WITH SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS OF THE SPIN-OFF, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

     The receipt by an Entitled Holder of shares of Newco Common Stock and/or cash in lieu of fractional shares of such stock pursuant to the Spin-Off will be a taxable transaction for federal income tax purposes under the Code and also may be a taxable transaction under applicable state, local and other tax laws. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the Entitled Holder. An Entitled Holder will generally receive dividend income equal to the value of the shares of Newco Common Stock (which is $[ ] per share of Newco Common Stock) or the amount of cash or both received by such Entitled Holder pursuant to the Spin-Off.

     The receipt of shares of Newco Common Stock and/or cash by an Entitled Holder pursuant to the Spin-Off may be subject to backup withholding at the rate of 31% unless the Entitled Holder (i) is a corporation or comes within other exempt categories, or (ii) provides a certified taxpayer identification number on Form W-9 and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax; any amounts so withheld may be credited against the federal income tax liability of the shareholder subject to the withholding.

     Claims of Oldco's creditors, including claims of such creditors as taxing authorities, may survive the Spin-Off and the Merger. To the extent the Escrow Fund is insufficient to satisfy such claims, it is possible that such creditors may seek to bring claims against persons who were shareholders of Oldco immediately prior the Effective Date of the Merger by asserting that such shareholders are subject to transferee liability (i.e., imposing liability by virtue of the fact that the Entitled Holders received the Newco Common Stock (and/or cash in lieu of fractional shares of Newco Common Stock) or the Merger Consideration or both although such potential liability of any Entitled Holder would presumably be limited to the Newco Common Stock (and/or cash in lieu of fractional shares of Newco Common Stock) or Merger Consideration received by such Entitled Holder). Though management believes that it is unlikely that such claims would be successful, successful claims may materially reduce the net benefit received by such Entitled Holders from the Spin-Off and the Merger Consideration.

     This tax discussion is included for general information only. This discussion does not apply to Oldco's shareholders who are not citizens or residents of the United States, to Oldco's shareholders who are tax-exempt or to other shareholders of Oldco of special status.

             RELATIONSHIP BETWEEN NEWCO AND OLDCO AFTER THE SPIN-OFF

     Pursuant to the Plan of Merger, Merger Sub will be merged with and into Oldco, with Oldco being the Surviving Corporation and wholly owned by Acquisition. Acquisition will be entitled to all the benefits and detriments resulting from its ownership interest in the Surviving Corporation. If the Merger is consummated, Oldco's shareholders will be entitled to receive $34.50 in cash for each share of Oldco Common Stock, subject to upward (but not downward) adjustment. After the Effective Date, the holders of Oldco Common Stock as of the Effective Date will no longer have any equity interest in Oldco or any right to vote on corporate matters; instead, the outstanding shares of Oldco Common Stock will automatically be converted into the right to receive the Merger Consideration.

     After the Spin-Off and the Merger, Oldco and Newco will become separately owned and managed companies. Oldco will be owned by Acquisition and Newco will be owned by the Entitled Holders (other than those Entitled Holders holding fewer than 25 shares of Oldco Common Stock). At the closing of the Merger, various parties will enter into the Indemnification Agreement and the Escrow Agreement governing various matters and ongoing relationships between Acquisition, the Surviving Corporation and Newco following the Spin-Off and the Merger.

The Indemnification Agreement

     The Indemnification Agreement between Acquisition, Merger Sub and Newco will be entered into at the Merger Closing. The Indemnification Agreement provides that Newco shall indemnify, save and keep Acquisition and Merger Sub (collectively, the "Buyer"), the Surviving Corporation and the Retained Subsidiaries and their respective affiliates and agents (the "Purchaser Indemnitees") harmless and defend against and from all liabilities, judgments, demands, claims, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, losses, fines, penalties, damages, costs and expenses ("Damages") sustained or incurred by any Purchaser Indemnitee as a result of, or arising out of, by virtue of, or in connection with:

     (a) any inaccuracy in or breach of any representation and warranty made by Oldco in the Plan of Merger or in any closing document delivered in connection with the Plan of Merger; (b) any breach by Oldco of, or failure by Oldco to comply with, any of its covenants or obligations under the Plan of Merger or under the Indemnification Agreement; (c) the existence of any liability or other obligation of Oldco or any Subsidiary as of the Merger Closing Date or arising out of or relating to the Merger or any claim against a Purchaser Indemnitee with respect to any such liability or obligation or alleged liability or obligation other than the Retained Liabilities, including, without limitation, liability on account of taxes payable by Oldco or for which Oldco is liable; (d) the failure of Newco or any Subsidiary to pay and discharge in full when due any of their respective liabilities whenever or however arising or existing, including liability on account of taxes other than the Retained Liabilities; (e) any claims for indemnification by current or former officers, directors, employees, agents or consultants of Oldco or any Subsidiary; (f) any third party claim (which excludes the Existing Litigation) to the extent it arises out of or relates to any action or inaction of, or the conduct of the business of Oldco or any Subsidiary on or prior to the Merger Closing Date other than the Retained Liabilities; (g) any violation of, or delinquency with respect to, any order or arbitration award or statute, or regulation in effect on or prior to the Merger Closing Date of or any agreement of Oldco (or any Subsidiary) with, or any license, permit or environmental permit granted to Oldco (or any Subsidiary) by any federal, state or local governmental authority to which the properties, assets, personnel or business activities of Oldco (or any Subsidiary) are subject (or to which Oldco (or any Subsidiary) is subject as it relates to the properties, assets, personnel or business activities of Oldco (or any Subsidiary)); (h) any generation, transportation, storage, treatment, disposal, release or threatened release of any hazardous materials occurring on or prior to the Merger Closing Date regardless of when liability is asserted, at any facility of Oldco (or any Subsidiary); (i) certain discharges or releases to or from storm, ground or surface waters or wetlands, and any air emissions or pollution; (j) certain exposure of and resulting consequences to any persons, including, without limitation, employees of Oldco (or any Subsidiary or any agent of Oldco or any Subsidiary), due to any hazardous materials used at a facility or otherwise used by Oldco (or any Subsidiary); (k) certain violations or alleged violation of, or obligations imposed by, any environmental law or environmental permit; (l) certain matters relating to employee pension benefit plans of Oldco or its affiliates; (m) any federal or state taxes imposed upon Oldco, or for which Oldco is liable, with respect to any taxable period or portion of a taxable period ending on or prior to the Merger Closing Date other than a Retained Liability; (n) litigation against Oldco and/or the Subsidiaries pending or threatened as of the Merger Closing Date; and
(o) any claims, investigations, proceedings, actions or lawsuits asserted or initiated before or after the Merger Closing arising out of or in connection with pre-closing occurrences involving Oldco and/or the Subsidiaries.

     With certain exceptions, the Purchaser Indemnitees shall not be entitled to indemnification (i) unless a notice of a claim has been delivered to Newco prior to the fifth anniversary of the Merger Closing Date; (ii) to the extent the aggregate claims actually paid by Newco or any of its Subsidiaries to the Purchaser Indemnitees thereunder exceeds the aggregate Merger Consideration;
(iii) for Damages to the extent such Damages were expressly included in the Adjustment Amount (as defined below) pursuant to the Plan of Merger; (iv) with respect to consequential damages relating to lost profits or punitive damages (other than consequential damages or punitive damages paid or payable to, or claimed by third parties); and (v) with respect to Damages arising from time spent by Acquisition or its affiliates and their respective officers and employees, for amounts in excess of their actual out-of-pocket costs.

     The Adjustment Amount is the sum of: (i) all liabilities of Oldco or a Retained Subsidiary (including the Specified Current Liabilities but excluding the Excluded Liability and certain intercompany liabilities) as of the Effective Date which are both fixed and quantifiable; (ii) all Damages and other damages, if any, that Oldco and Acquisition agree may be incurred (or reasonably likely to be incurred) by any of the parties to the Plan of Merger and any Retained Subsidiary as a result of the breach by Oldco of its representations and warranties in the Plan of Merger; and (iii) transfer, use, stamp, real estate and other similar taxes and fees incurred by Oldco, its Subsidiaries, Acquisition or Merger Sub in connection with the transactions contemplated by the Plan of Merger.

     The payment of any Damages to which the Purchaser Indemnitees are entitled pursuant to the Indemnification Agreement shall first be satisfied from funds held in the Escrow Account, pursuant to the terms of the Escrow Agreement to the extent available, until the Escrow Account has been reduced to zero and thereafter shall be satisfied by Newco directly.

The Escrow Agreement

     The Plan of Merger provides that Oldco will deposit with the Escrow Agent an aggregate of $6,000,000 (the "Escrow Funds") to be administered under the terms of the Escrow Agreement by and among Oldco, Newco, Acquisition and Merger Sub. The Escrow Agreement will be entered into at the Merger Closing. The Escrow Fund serves to fund claims for (A) indemnity made by the Buyer pursuant to the Indemnification Agreement, including any claims of Buyer with respect to the Existing Litigation and other matters to be prosecuted or defended by Newco (the "Newco Assumed Matters") arising from the failure of Newco to diligently prosecute or defend such Newco Assumed Matters, Buyer's out-of-pocket expenses (not to exceed $40,000 per year) incurred if it is represented by counsel with respect to the Newco Assumed Matters

("Buyer Monitoring Costs") and any payment of fees and expenses of Continental, acting as the paying agent (the "Paying Agent") pursuant to the Plan of Merger (all such claims, "Buyer Indemnity Claims"); (B) certain claims for tax refunds made by Oldco if the refunds are not received prior to March 31, 1999 ("Tax Return Claims") and (C) costs and expenses relating to (i) Newco Assumed Matters; (ii) litigation arising out of or relating to any such Newco Assumed Matters; (iii) indemnification of claims against Oldco's directors and officers (prior to the Merger) for actions in their official capacity preceding the date of the Merger; or (iv) in connection with matters arising out of or relating to the Merger or the Spin-Off (collectively "Litigation Costs").

     The Escrow Agent is to disburse Escrow Funds upon request to the Buyer, with respect to Buyer Indemnity Claims, Buyer Monitoring Costs or Tax Return Claims, and to Newco, with respect to Litigation Costs, unless the other party objects to such disbursement. Newco may not object to the Tax Return Claims. If a party objects, the Escrow Agent is not to disburse such funds until it receives (i) the joint written direction of Newco and Buyer, (ii) a written instrument representing a final and non-appealable order with respect to the disposition of such amount issued by an arbitrator or (iii) a certified copy of a final and non-appealable judgment of a court of competent jurisdiction directing the disbursement of such funds (collectively, the "Escrow Fund Determination Procedure"). Notwithstanding the foregoing, Newco is not to unreasonably withhold its consent to a request by Buyer for payment of Buyer Indemnity Claims and Acquisition is not to unreasonably withhold consent for payment of Litigation Costs.

     All remaining proceeds of the Escrow Fund, if any, will be released to Newco at any time following the fifth anniversary of the date of the Escrow Agreement provided that all of the following conditions have occurred and notice has been provided by Newco to the Escrow Agent: (a) no claims are then subject to the Escrow Fund Determination Procedure; (b) in the reasonable judgment of Buyer, no future Buyer Indemnity Claims are foreseeable; and (c) all Newco Assumed Matters have been finally settled through either (A) a final, non-appealable judgment against the Surviving Corporation and all Purchaser Indemnitees; or (B) a settlement or other conclusion to the Newco Assumed Matter that (x) contains a release from all liability in favor of the Surviving Corporation and Purchaser Indemnitees without any further obligation by the Surviving Corporation or Purchaser Indemnitees to make any payment or incur any other liability or obligation with respect to such matter, (y) does not attribute by its terms liability to the Surviving Corporation or any Purchaser Indemnitee and (z) if the scheduled matter is litigation or a proceeding, includes as a term thereof a full dismissal of the litigation or proceeding with prejudice. Newco and Buyer also agree they will meet no less than annually for the purpose of examining the amounts set forth in the Escrow Fund and the amounts of Buyer Indemnity Claims and Litigation Costs expended from the Escrow Fund, for the purpose of determining whether the amount of the Escrow Fund is more than sufficient to secure Buyer pursuant to the Indemnification Agreement.

     The Escrow Agreement contains additional provisions including those regarding investment of and taxation on the Escrow Fund, outlining the Escrow Agent's duties and responsibilities, limiting the Escrow Agent's liability except in the case of its bad faith, willful default or gross negligence, permitting the Escrow Agent to resign, allowing the Escrow Agent to rely upon notices it believes genuine and duly authorized without further verification and limiting its responsibilities with respect to interest payable on the Escrow Funds.

Additional Matters

     The Merger Consideration receivable with respect to the Enowitz Shares will be placed in escrow with Continental Stock Transfer & Trust Co. Oldco maintains, and is party to a legal proceeding seeking a determination that Mr. Enowitz, the holder of record of these shares, is not entitled to them. Because of the uncertainty with respect to these shares, the Plan of Merger provides that the Merger Consideration payable in respect of such shares is to be held in escrow pending resolution of the dispute regarding the ownership of these shares and the rights, if any, of Acquisition, Merger Sub and the Surviving Corporation to such Merger Consideration are being assigned without recourse to Newco. The Merger Consideration for such shares amounts to approximately $3,450,000, subject to upward (but not downward) adjustment as provided in the Plan of Merger. If it is determined that Mr. Enowitz was not entitled to the Enowitz Shares, Newco will receive such monies less the Company's costs (estimated to be less than $100,000) to repurchase such shares. There can be no assurance as to when this dispute will be resolved or whether it will be resolved to the satisfaction of Newco. See "Business--Legal Proceedings."

     In addition, pursuant to the Plan of Merger, Newco is renting the Corporate Headquarters from the Surviving Corporation for $8,500 per month for the first 18 months and thereafter for $12,500 per month pursuant to a five year lease. Newco has the option to purchase the premises after the twelfth month and before the eighteenth month for $450,000 and the Surviving Corporation has the right commencing with the 37th month of the lease to require Newco to purchase the premises for $400,000.

                                   MANAGEMENT

Directors and Executive Officers

     Pursuant to the Newco Certificate and the Newco By-Laws, the Newco Board will consist of the number of directors duly authorized from time to time by the Newco Board. Following the Spin-Off , the Newco Board will consist initially of the five individuals who currently comprise the board of directors of Oldco (the "Oldco Board"). Directors will initially serve until the next annual meeting of shareholders, currently expected to be held in July 1999 and are expected to stand for re-election at that time.

     Set forth below is certain information as to the individuals who are expected to serve as directors and executives of Newco and their terms as members of the Newco Board.

Michael F. Zinn

     Mr. Zinn, 45, has been the Chairman of the Board of Directors, President and Chief Executive Officer of Newco since November, 1998, is the President, Chief Executive Officer and Chairman of the Board of Directors of Oldco and has guided Oldco since its founding in 1976. Prior to founding Oldco, Mr. Zinn was director of a federally funded biomass-to-energy project. Prior to the above appointment, Mr. Zinn was employed in energy engineering. He has been awarded six U.S. patents. In June 1997, Mr. Zinn entered guilty pleas to two felony counts in the United States District Court for the Southern District of New York in connection with the Proceeding. Mr. Zinn was fined $36,673 and sentenced to a six month term of incarceration (which commenced in November 1997 and has been completed) and a two year term (which commenced in May 1998) of supervised release thereafter. He resigned as Chairman of the Board, Chief Executive Officer and President of Oldco in November 1997 and was reappointed to such positions in May 1998. He is a cousin of Frederic Zinn, an executive officer of Newco.

Gerald A. Habib

     Mr. Habib, 52, has been a director of Newco since November, 1998 and has been a director of Oldco since May 1994. In 1993 Mr. Habib founded The Berkshire Group, a Shokan, NY investment banking and consulting concern that provides business development and merger and acquisition services to clients in the chemical industry and has served as its president since that time. From 1986 to 1990 he served as director of planning and development for NL Chemicals, a multinational specialty chemical company. Mr. Habib also served as a vice president for Elitine Corporation, a technology licensing company, and as a business manager and manager of planning for Olin Chemicals. Since May 1995, Mr. Habib has also served as vice president of a specialty chemicals company. Mr. Habib holds a B.S. in Chemical Engineering from City University of New York and an MBA from New York University. Mr. Habib is a director of Polymer Solutions, Inc., a Canadian-based manufacturer of advanced polymer-based products for the coatings and adhesives industry.

Richard E. Rosen

     Mr. Rosen, 51, has been a director of Newco since November, 1998 and has been a director of Oldco since May 1994. Mr. Rosen is a District Manager with Adaytum Software Corporation, a Minneapolis, Minnesota based developer and marketer of strategic planning software. From 1993 to 1997, Mr. Rosen was the founder and President of Plato Software, Inc. of Saugerties, New York, a software development company engaged in marketing accounting software. From 1991 to 1993, Mr. Rosen owned and operated Rosebud Consulting Services, which provided analysis, development, and implementation of computer software systems to medium-sized businesses. Mr. Rosen holds a BA in Social Sciences from the University of North Carolina.

Melanie Norden

     Ms. Norden, 51, has been a director of Newco since November, 1998 and has been a director of Oldco since February 1998. In 1988, Ms. Norden founded BENCHMARKS, a full service consulting firm, providing consultation, management and planning services in fundraising, organizational development, conference and event planning and evaluation; volunteer, board and staff training; and public relations and marketing. Ms. Norden holds a BA from the State University of New York at Binghamton and completed an MA Program at Manhattanville College in Purchase, New York.

Michael J. Daley

     Mr. Daley, 43, has been a director and the Executive Vice President and Chief Financial Officer of Newco since November, 1998. He joined Oldco as Financial Manager in August 1987 and was appointed Vice President, Finance & Administration in May 1989, Corporate Secretary in April 1991, Chief Financial Officer in September 1994, and Director, Chief Executive Officer and President in November 1997. Concurrent with Mr. Zinn's reappointment as Chief Executive Officer and President in May 1998, Mr. Daley was appointed Executive Vice President and continues to serve as Chief Financial Officer. Mr. Daley holds a B.S. in Accounting from St. Francis College of Brooklyn, NY.

Joseph P. Novarro

     Mr. Novarro, 56, has been Vice President, Project Development of Newco since November, 1998. He joined Oldco in 1994 as Technical Manager and was appointed Vice President, Project Development in February 1997. In November 1997, Mr. Novarro was appointed an executive officer of Oldco retaining the same title. Prior to joining Oldco, Mr. Novarro was the Engineer/Project Manager at Kamine Development Corp. Before that he held various management positions during a 25-year career at Long Island Lighting Company. Mr. Novarro holds a B.S. in Electrical Engineering from Manhattan College and completed his postgraduate studies at the Oak Ridge School of Reactor Technology.

James E. Curtin

     Mr. Curtin, 49, has been Vice President and Controller of Newco since November, 1998. He joined Oldco as Corporate Controller in August 1995 and was appointed an executive officer of Oldco with the title of Vice President and Controller in November 1997. Prior to joining Oldco, Mr. Curtin was Director of Financial Reporting for ENSERCH Engineers and Constructors from 1994 to 1995, and held several financial management positions with Ebasco Services, Incorporated, an engineering, construction and consulting firm, from 1981 to 1994. Mr. Curtin holds a BBA in Accounting Practice from Pace University.

Frederic M. Zinn

         Mr. Zinn, 41, has been Senior Vice President, General Counsel and Secretary of Newco since November, 1998. He joined Oldco as a temporary executive with the title of Vice President in November 1997. He was appointed an executive officer of Oldco holding the title of Senior Vice President and General Counsel in May 1998. Prior to joining Oldco, Mr. Zinn was the President of Zinn & LeBovic, a Professional Law Corporation, from 1992 to 1997. Before that, Mr. Zinn was General Counsel at JTE Real Estate Group, Inc. from 1989 to 1992; Associate Attorney at Palmieri, Tyler, Weiner, Wilhelm & Waldron from 1986 to 1988; and Associate Attorney at Hart, King & Coldren from 1982 to 1986. Mr. Zinn received a BA in Economics from the University of California at Davis and a JD from the UCLA School of Law. He is a cousin of Michael F. Zinn, the Chairman of the Board, Chief Executive Officer and President of Newco.

Executive compensation

     Prior to the Spin-Off, Newco's businesses were operated by Oldco. The following table and narrative describe the compensation paid by Oldco in fiscal years ended March 31, 1998, 1997 and 1996, to Oldco's two Chief Executive Officers (one of whom will serve Newco as Chief Executive Officer and the other as an executive officer) and two other individuals whose Oldco salary and bonus in Fiscal 1998 exceeded $100,000 (referred to collectively with the Chief Executive Officers as the "Named Executive Officers") who are the only executive officers of Newco whose salary and bonus from Oldco in Fiscal 1998 exceeded $100,000. Such amounts do not necessarily reflect the compensation such Named Executive Officers will receive following the Spin-Off. The compensation to be paid to the executives of Newco has not been determined, though it is anticipated that such compensation will be less than that paid to executives of Oldco and that individuals serving Newco in the same capacity in which they served Oldco will not receive the same compensation as they received in the past. Accordingly, Newco may be unable to retain employees critical to its success. Newco does not intend to enter into any written employment agreement with any of its employees.

                           Summary Compensation Table

                                                                            Long-Term
                                                                           Compensation
    Name and                                Annual Compensation             Securities
   Principal                            ---------------------------         Underlying            All Other
    Position  (1)              Year     Salary ($)        Bonus ($)           Options          Compensation ($)
  -----------                  ----     ----------        ---------        ---------------     ----------------
Michael F. Zinn (2)            1998     229,249            586,250 (3)                            3,400 (4)
CEO and President              1997     350,794            293,792                               14,750 (4)(5)
                               1996     350,000            250,000          39,000 (6)           14,620 (4)(5)

Michael J. Daley (2)           1998     148,459            111,033                                4,900 (4)
Executive Vice                 1997      91,462             21,000                                1,300 (4)
President & CFO                1996      85,000             15,000           3,000                1,000 (4)

Joseph P. Novarro              1998      98,654             35,000                                2,445 (4)
Vice President,                1997      78,152             25,000                                1,782 (4)
Project                        1996      69,500             21,500                                  520 (4)
Development

----------
(1) Information regarding two former executive officers of Oldco who are not executive officers or otherwise employed by Newco is omitted.

(2) During Fiscal 1998, Mr. Zinn served Oldco as CEO for the period April 1 through November 11, 1997; Mr. Daley served as CEO of Oldco from November 11, 1997 through March 31, 1998.

(3) Includes bonus of $280,000 which was earned by Mr. Zinn in Fiscal 1997 and paid in Fiscal 1998.

(4) Includes Oldco's matching contribution to its qualified 401(k) Plan to the named individuals as follows: for Fiscal 1998: Mr. Zinn, $3,400; Mr. Daley, $4,900; and Mr. Novarro, $2,445; for Fiscal 1997: Mr. Zinn, $4,750; Mr.
     Daley, $1,300; and Mr. Novarro, $1,782; for Fiscal 1996: Mr. Zinn, $4,620; Mr. Daley, $1,000; and Mr. Novarro, $520.

(5) Includes premiums of $10,000 paid by Oldco on life insurance policies for Mr. Zinn in each of Fiscal 1997 and 1996.

(6) In January 1996 Mr. Zinn was granted options under Oldco's Amended and Restated 1993 Incentive Plan (the "1993 Plan") to purchase 19,000 restricted shares of Oldco Common Stock at $7.00 per share. All options were exercised by Mr. Zinn, and the restrictions on the shares which were scheduled to lapse in January 2001, lapsed in connection with the Merger. At March 31, 1998, the 19,000 shares of Oldco Common Stock held by Mr. Zinn as a result of the exercise of these options had a net value of $418,000 based upon a market value of $551,000, less the purchase price of $133,000.

Director's Compensation

     The compensation to be paid to the members of the Board of Directors of Newco has not been determined, though it is anticipated that such compensation will be less than that paid to the Oldco directors. Directors of Oldco who were also employees of Oldco were not paid any fees or compensation for their services as members of Oldco's Board of Directors or any committee thereof. Directors who were not employees of Oldco received an annual retainer of $20,000 and received per diem fees for each board or committee meeting attended at the rate of $1,000 for each full-day meeting and $500 for each half-day meeting. Each committee chairman received an additional $3,000 annual stipend. Oldco's outside directors were also reimbursed for reasonable expenses relating to their duties.

Stock Options

     Under the 1993 Plan up to 1,000,000 shares of Oldco Common Stock could have been issued to officers, directors, employees and consultants of Oldco. Awards under this plan may be in the form of stock options, stock appreciation rights ("SARs"), dividend payment rights and options to purchase restricted stock. During Fiscal 1998, options to acquire 7,500 shares were granted to the Outside Directors under this Plan. No options were awarded during Fiscal 1998 to the Named Executive Officers. Newco has no stock option, stock incentive, pension or other employee plans with respect to its stock but may adopt such plans in the future.

     The following table provides information related to options and warrants to acquire shares of Oldco Common Stock exercised by the Named Executive Officers during Fiscal 1998 and the number and value of options and warrants held by them at fiscal year end. All of such options and warrants are exercisable in connection with the Spin-Off and the Merger and it is anticipated that all of them will be exercised prior to the Spin-Off. The Company does not have any outstanding SARs.

             Aggregated Option/Warrant Exercises in Last fiscal Year
                    and fiscal Year-end Option/Warrant Values

                                                                                                           Value of
                                                                                Number of                 Unexercised
                                Number of                                      Unexercised                In-the-Money
                             Shares of Oldco                                 Options/Warrants           Options/Warrants
                              Common Stock                                       at FY-End                 at FY-End
                                 Acquired                                       Exercisable/              Exercisable/
Name                           on Exercise           Value Realized            Unexercisable              Unexercisable
----                           -----------           --------------            -------------              -------------
Michael F. Zinn                      0                     $0                       25,000/0               $ 678,125/$0

Michael J. Daley                     0                      0                    9,500/3,000             224,875/78,000

Joseph P.                            0                      0                        0/2,000                   0/52,000
Novarro


Defined Contribution Plan

     After the Effective Date, Newco will assume sponsorship of Oldco's 401(k) plan (the "401(k) Plan"), which is designed to comply with the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), which govern tax qualification and cash or deferred arrangements. All employees of Newco who work in the United States or are U.S. citizens, including the Named Executive Officers, will, subject to the terms thereof, be eligible to participate in the 401(k) Plan.

     An eligible employee may elect to make before tax contributions to the 401(k) plan of up to 15% of total compensation up to a maximum of $10,000. Special rules imposed by the Code may require lower limitations for the Named Executive Officers and other highly compensated employees. Newco will make matching contributions on the employees' before-tax contributions equal to 50% of an employee's total before-tax contributions up to 5% of such employee's base salary, bonus and overtime.

     Amounts contributed to the 401(k) Plan will be invested by the trustee (pursuant to participant direction) in one or more investment funds. It is contemplated that initially there will be six funds offering a variety of investment options.

     All of an employee's before-tax contributions will be 100% vested from the time they are made. Each contribution made by Newco will be fully vested once an employee has had five years of service (at the rate of 20% per full year of service, including service with Oldco). Upon termination of employment, retirement, disability or death, the employee will be entitled to a distribution of his or her entire vested plan account.

     The individual accounts of Oldco's employees held under the 401(k) Plan were transferred to the Newco 401(k) Plan as of the date of the Contribution. See "Relationship Between Newco and Oldco After The Spin-Off."

Other Benefit Plans

     Newco expects to maintain employee group health, life, long term disability and other plans in which the Executive Officers will be eligible to participate on the same terms as other salaried employees.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The following table shows the shares of Newco Common Stock expected to be owned as of the Spin-Off by each beneficial owner of more than 5% of the Newco Common Stock upon completion of the Spin-Off, each current director, the Named Executive Officers and by all present directors and executive officers as a group. Except as otherwise provided in the footnotes to the table, the beneficial owners have sole voting and investment power as to all securities.

                               Number of Shares
Name of                         of Common Stock          Percent of Common Stock
Beneficial Owner              Beneficially Owned (1)      Beneficially Owned (1)

Michael F. Zinn                     67,969 (2)                   55.7% (2)
Gerald A. Habib                        300                         *
Richard E. Rosen                       300                         *
Michael J. Daley                       670                         *
Joseph P. Novarro                       88                         *
Melanie Norden                         200                         *

Current Directors and
executive officers as
a group (8 persons)                 69,527                      57.0%

*  Less than 1 percent.

(1) Except as described below, such persons have the sole power to vote and direct the disposition of such shares.

(2) Includes 3,178 shares held in the name of members of his immediate family. It is estimated that after giving effect to the elimination of fractional shares of Newco Common Stock, Mr. Zinn will beneficially own not more than 58% of the Newco Common Stock.

     The address for each of the individuals identified above is: 1151 Flatbush Road, Kingston, New York 12401.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of March 31, 1998 and 1997, entities owned by Michael F. Zinn, owed Oldco $47,662 and $37,005, respectively, net of airport usage and plane services (the "Services") performed by such entities on behalf of Oldco. The cost of these Services were recorded for Fiscal 1998 and Fiscal 1997 as $31,939 and $90,621, respectively. These entities satisfied their obligations to Oldco prior to the Spin-Off. Mr. Zinn is the Chairman of the Board, President and Chief Executive Officer of Newco and served in an identical capacity at Oldco.

     Oldco, pursuant to applicable law and governing documents, had advanced certain legal expenses on behalf of certain officers and directors in connection with the Proceeding, the Lichtenberg Litigation and the Bansbach Litigation.

     As of March 31, 1998 and 1997, such advances on behalf of Mr. Michael F. Zinn in connection with the Proceeding were an aggregate of $338,517 and $208,250, respectively. Of such sum, Mr. Zinn has agreed to reimburse Oldco $186,000, subject to a determination as to whether such reimbursement is required by the BCL, and as of September 30, 1998, had reimbursed Oldco $45,000. The $141,000 balance does not bear interest. In addition, Oldco had advanced legal fees and disbursements of approximately $217,663 incurred in connection with such proceeding on behalf of certain directors, officers, and current and former employees and their spouses who were actual or potential witnesses in this matter. Oldco assigned its right to reimbursement, if any, to Newco pursuant to the Contribution Agreement.

     In connection with the Lichtenberg Litigation, Oldco had advanced as of March 31, 1998 an aggregate of $731,579 in legal fees and disbursements on behalf of Oldco and Messrs. Zinn, Eisenberg and Enowitz (directors and officers or former directors and/or officers of Oldco).

     In connection with the Bansbach Litigation, Oldco had advanced as of March 31, 1998 an aggregate of $136,994 in legal fees and disbursements on behalf of Oldco and Messrs. Zinn, Daley, Habib, Harris and Rosen (director and officers or former directors of Oldco).

     With regard to the legal actions described above, Oldco, in accordance with applicable law and to the extent required, has received executed undertakings from each indemnified party for whom legal costs have been advanced. Oldco assigned its right to reimbursement to Newco pursuant to the Contribution Agreement.

                                   THE MERGER

     The Plan of Merger provides that, upon the terms and subject to the satisfaction or waiver of numerous conditions set forth therein, including the effectuation of the Spin-Off, Merger Sub will be merged with and into Oldco (which, as a result of the Spin-Off, will then be comprised principally of cash, Niagara Mohawk Stock, the Corporate Headquarters and the other Retained Assets and the Retained Liabilities), the separate corporate existence of Merger Sub will cease and Oldco will continue as the Surviving Corporation, provided that it will change its name within 30 days after the Merger Closing Date to a name which does not include the word "Besicorp." The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of New York or, if later, the time specified in the Certificate of Merger in accordance with the BCL (the "Effective Date"). The Spin-Off Record Date is expected to be the same day as the Effective Date.

     Pursuant to the Plan of Merger, at the Effective Date (i) each share of Merger Sub's Common Stock issued and outstanding immediately prior to the Effective Date will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation (with the result that Acquisition will own all of the stock of the Surviving Corporation) and (ii) each share of Oldco Common Stock issued and outstanding on the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash $34.50, subject to upward (but not downward) adjustment in certain circumstances (the "Merger Consideration") upon surrender of the certificate evidencing such share (each, an "Oldco Certificate") in the manner provided below. Because the Spin-Off Record Date shall be the Effective Date, the holders of Oldco Certificates on the Effective Date shall be entitled to both Merger Consideration (pursuant to the Merger) and shares of Newco Common Stock (pursuant to the Spin-Off).

     Immediately prior to the Effective Date, Acquisition will deposit or cause to be deposited with Continental, in trust for the benefit of the holders of record of Oldco Common Stock immediately prior to the Effective Date, cash in an aggregate amount equal to the Merger Consideration. As soon as practicable after the Effective Date, Continental will mail to each holder of shares of Oldco Common Stock as of the Effective Date a letter of transmittal and instructions (the "Letter of Transmittal") to effect the surrender of the Oldco Certificates in exchange for the Merger Consideration. The Letter of Transmittal will be accompanied by a letter informing the holders about the occurrence of the Spin-Off and telling them that certificates evidencing their shares of Newco Common Stock (as well as the Merger Consideration) will be distributed upon Continental's receipt of their Oldco Stock Certificates.

     Each holder of Oldco Common Stock, upon surrender to Continental of such holder's Oldco Certificates with the Letter of Transmittal, duly and properly executed, shall be entitled to receive the portion of the Merger Consideration represented by the Oldco Certificate as payment of the Merger Consideration. Continental will then distribute to such holder both the Merger Consideration and the certificate evidencing such shares (and/or cash in lieu of fractional shares) of Newco Common Stock relating thereto as promptly as possible. Until so surrendered, each Oldco Certificate shall at and after the Effective Date be deemed to represent only the right to receive upon surrender of such Oldco Certificate the Merger Consideration with respect to the shares of Oldco Common Stock represented thereby.

                        DESCRIPTION OF THE CAPITAL STOCK

     The summary of the terms of the stock of Newco set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Newco Certificate and the Newco By-Laws.

Authorized Capital Stock

     Under the Newco Certificate, the total number of shares of all classes of stock that Newco has authority to issue is 6,000,000 shares, of which 5,000,000 are shares of Newco Common Stock and 1,000,000 are shares of Newco Preferred Stock. After giving effect to the distribution of the shares of Newco Common Stock pursuant to the Spin-Off, there will be approximately 122,057 shares of Newco Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

     Holders of Newco Common Stock will be entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of Newco Preferred Stock, the holders of such shares will possess all voting power. The Newco Certificate does not provide for cumulative voting for the election of directors. Thus, under the BCL, the holders of more than one-half of the outstanding shares of Newco Common Stock generally will be able to elect all the directors of Newco then standing for election and holders of the remaining shares will not be able to elect any director. Subsequent to the completion of the Spin-Off, Mr. Michael F. Zinn will own approximately 55.7% of the then outstanding shares of Newco Common Stock and will be able to elect all of the members of the Newco Board and exercise substantial influence over the outcome of any issues which may be subject to a vote of Newco's shareholders. See "Risk Factors--Control by Principal Shareholder."

     Subject to any preferential rights of any series of Newco Preferred Stock, holders of shares of Newco Common Stock will be entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by the Newco Board and to share ratably in the assets of Newco legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up. Newco does not presently anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     Holders of Newco Common stock will have no preferences, preemptive, conversion or exchange rights.

     The outstanding shares of Newco Common Stock are, and the shares of Newco Common Stock being distributed pursuant to the Spin-Off will be, when issued, fully paid for and (subject to any liability imposed by Section 630 of the BCL) nonassessable. Under Section 630 of the BCL, the ten largest shareholders of Newco are personally liable for unpaid wages and debts to Newco's employees unless Newco's capital stock is listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association. Newco does not currently intend to have its capital stock so listed or quoted. See "Risk Factors--Liability of 10 Largest Shareholders."

Preferred Stock

     The Newco Board is authorized to issue shares of Newco Preferred Stock, in one or more series or classes, and to fix for each such series voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the BCL and the Newco Certificate. The issuance of Newco Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of the Newco Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Newco Common Stock.

Certain Effects of Authorized and Unissued Stock

     There will be, after the completion of the Spin-Off, approximately 4,877,943 unissued and unreserved shares of Newco Common Stock and 1,000,000 unissued and unreserved shares of Newco Preferred Stock. These additional shares may be issued for a variety of corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. One of the effects of the existence of unissued and unreserved shares of Newco Common Stock and Newco Preferred Stock may be to enable the Newco Board to discourage an attempt to change control of Newco and thereby to protect the continuity of Newco's management. If , in the due exercise of its fiduciary duties, the Newco Board determined that an attempt to change control of Newco was not in Newco's best interest, the Newco Board could authorize, without having to obtain approval of the shareholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In certain circumstances, such issuance could have the effect of decreasing the market price of the Newco Common Stock. In addition, the issuance of shares of Preferred Stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of Newco Common Stock. The Company does not presently intend to issue additional shares of Newco Common Stock or Newco Preferred Stock.

         DESCRIPTION OF CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

New York Anti-Takeover Law

     New York corporations are subject to the provisions of Section 912 of the BCL for so long as they have a class of securities registered under Section 12 of the Exchange Act and continues to be organized as a corporation under the laws of the State of New York. Section 912 provides, with certain exceptions, that a New York corporation shall not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock or assets) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless the transaction resulting in a person becoming an interested shareholder or the business combination was approved by the Board of Directors of such corporation prior to that person becoming an interested shareholder. After the end of such five year period, generally the interested shareholder may engage in a business combination only if (a) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or (b) the business combination meets certain valuation and consideration requirements for the stock of such corporation. Newco, as permitted by the BCL, has elected in the Newco Certificate, to opt out of this section of the BCL with the result that the restrictions on business combinations do not apply to Newco. An "interested shareholder" is defined as any person that is the beneficial owner of 20% or more of the then-outstanding voting stock.

Number of Directors; Removal; Vacancies

     The Newco By-Laws provides that the number of Directors shall be determined from time to time by majority of the Newco Board. The Newco By-Laws provide that the Newco Board shall have the right to fill vacancies, including vacancies created by expansion of the Newco Board, except for vacancies resulting from the removal of a Newco Director by the shareholders.

     The Newco Certificate provides that Newco Directors may be removed with or without cause by the shareholders by the affirmative vote of the holders of at least a majority of the voting stock. In addition, Newco Directors may be removed with cause by the Newco Board.

Shareholder Action by Written Consent; Special Meetings

     The Newco Certificate provides that any action required or permitted to be taken by the shareholders of Newco at a duly called meeting of shareholders of Newco may be effected by any consent in writing of such shareholders, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     Special meetings of shareholders of Newco may be called by the Newco Board or the president of Newco and shall be called by the president or secretary of Newco after receipt of the written request of a majority of the Newco Board or shareholders owning a majority of the shares issued and outstanding.

Amendment of By-Law Provisions

     The Newco By-Laws provides that either the shareholders or, with certain limitations, the Newco Board may adopt, amend, or repeal any provision of the Newco By-Laws.

Transfer Agent and Registrar

     The transfer agent and registrar for Newco Common Stock will be Continental Stock Transfer & Trust Company, which also is the Distribution Agent for the Spin-Off and the paying agent with respect to the Merger Consideration.

             LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the BCL, the Newco Certificate provides (the "Newco Certificate Provision") that no director shall be personally liable to Newco or any of its shareholders for damages for any breach of duty as a director unless a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the BCL. No amendment to or repeal of the Newco Certificate Provision shall apply to or have any effect on the liability or alleged liability of any director of Newco for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     This provision is intended to afford directors protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. Newco believes this provision will assist it in maintaining and securing the services of directors who are not employees of Newco. As a result of the inclusion of such provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

     The Newco By-laws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Newco's best interests, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him or her established that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     Newco maintains officer's and director's liability insurance with policy limits of $2 million (and an additional $2 million in excess coverage) insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring Newco under certain circumstances, in the event that indemnification payments are made by Newco to such officers and directors.

                    LISTING AND TRADING OF NEWCO COMMON STOCK

     There is currently no existing trading market for Newco Common Stock. Newco has not applied and currently does not intend to apply for listing of the Newco Common Stock on an Exchange because it does not meet the listing requirements of any Exchange. Newco Common Stock may be traded on the OTC Electronic Bulletin Board, a screen-based trading system operated by the National Association of Securities Dealers, Inc. Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded and subject to special regulations not imposed on securities listed or traded on NASDAQ or on a national securities exchange. The Newco Common Stock may be defined as a "penny stock" under the Exchange Act. The

Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell Newco's securities to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. Newco can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Newco Common Stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices and could impair Newco's future ability to raise capital through the sale of its equity securities.

     The shares of Newco Common Stock to be received by holders of Oldco Common Stock in the Spin-Off will be freely transferable, unless (i) a holder is deemed to be an "affiliate" of Newco under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the holder's shares of Oldco Common Stock were "restricted stock" (i.e. contained a legend indicated that they were restricted under the Securities Act), in which case the same restrictions would apply to shares of Newco Common Stock issued in the Spin-Off. Persons who may be deemed affiliates of Newco after the Spin-Off generally include individuals or entities that control, are controlled by, or are under common control with Newco and may include certain of Newco's officers and directors. Persons who are affiliates of Newco and holders of "restricted stock" will be permitted to sell their shares of Newco Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

     Upon completion of the Spin-Off, Newco will have approximately 122,057 shares of Newco Common Stock outstanding (assuming the exercise of all outstanding options and warrants to purchase Oldco Common Stock prior to the Spin-Off Record Date and assuming no cancellation of shares as a result of fractional shares being converted into cash.) Newco estimates that it will initially have approximately [ ] shareholders of record, based on the number of shareholders of record of Newco as of [ ], 1999. Of these shares, approximately [ ] will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by affiliates of Newco, may generally only be sold in compliance with the limitations of Rule 144. The remaining shares of Newco Common Stock will be restricted shares within the meaning of Rule 144 under the Securities Act. Newco has not agreed to register any of these shares under the Securities Act for sale by the holders thereof.

                            EXPENSES OF THE SPIN-OFF

     Oldco shall pay all of the costs and expenses of the Spin-Off incurred on or prior to the Spin-Off Record Date, including the cost of providing the cash to be paid to Entitled Holders in lieu of fractional shares of Newco Common Stock, the preparation of the Registration Statement and the distribution of this Information Statement. Except as otherwise provided in the Contribution Agreement or in any other agreement entered into in connection with the Spin-Off, Newco shall bear all of the other costs and expenses of the Spin-Off.

                             INDEPENDENT ACCOUNTANTS

     The Newco Board has appointed Citrin Cooperman & Company, LLP ("CC&C") as the Company's independent accountants to audit Newco's financial statements for its 1999 fiscal year. CC&C has audited the financial statements that appear in this Information Statement and has served as Oldco's auditors throughout the periods covered by the financial statements included in this Information Statement.

                                 DIVIDEND POLICY

     Newco has never declared or paid any cash dividends on the Newco Common Stock and does not anticipate cash dividends in the foreseeable future. The declaration and payment of dividends is at the discretion of the Newco Board and will be subject to Newco's financial results and the availability of surplus funds to pay dividends. The BCL prohibits Newco from paying dividends or otherwise distributing funds to its shareholders, except out of legally available funds. The declaration of dividends and the amount thereof will depend on a number of factors, including Newco's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Newco Board may deem relevant, as well as contractual and statutory restrictions on the Company's ability to pay dividends. Newco may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of dividends.

                INDEX TO THE COMBINED FINANCIAL STATEMENTS OF THE
                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.



Index to the Combined Financial Statements of the
         Distributed Businesses of Besicorp Group Inc. ..................   F-1

Independent Auditors' Report.............................................   F-2

Combined Balance Sheet as of September 30, 1998 (Unaudited),
         and March 31, 1998..............................................   F-3

Combined Statement of Operations and Combined Equity
         for the Six Months Ended September 30, 1998 and 1997
         (Unaudited) and the Years Ended March 31, 1998 and 1997.........   F-5

Combined Statement of Cash Flows for the Six Months
         Ended September 30, 1998 and 1997 (Unaudited)
         and the Years Ended 1998 and 1997...............................   F-6

Notes to Combined Financial Statements...................................   F-7

Unaudited Pro Forma Combined Financial Information.......................   F-15

                         CITRIN COOPERMAN & COMPANY, LLP
                          Certified Public Accountants
                          529 Fifth Avenue, Tenth Floor
                               New York, NY 10017

                                  212-697-1000



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
BESICORP GROUP INC.


                          Independent Auditor's Report


We have audited the accompanying combined balance sheet of the Distributed Businesses of Besicorp Group Inc. as at March 31, 1998 and the related combined statements of operations and combined equity and cash flows for the two years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned combined financial statements present fairly, in all material respects, the financial position of the Distributed Businesses of Besicorp Group Inc. as at March 31, 1998 and the results of their operations and their cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Distributed Businesses of Besicorp Group Inc. will continue as a going concern. As discussed in Note 12 to the financial statements, the Distributed Businesses of Besicorp Group Inc. have suffered recurring losses from operations and have had substantial financial support from the former parent company that raise substantial doubt about its ability to continue as a going concern without such support. Management's plans in regard to these matters are also described in
Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                             /s/ Citrin Cooperman & Company, LLP
                                             CITRIN COOPERMAN & COMPANY, LLP


June 23, 1998
New York, New York

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                             COMBINED BALANCE SHEET


                                ASSETS                       September 30,  March 31,
                                                                 1998         1998
                                                              ----------   ----------
                                                             (Unaudited)

Current Assets:
Cash                                                          $   59,239   $  104,385
Trade accounts receivable (less allowance for doubtful
     accounts of $21,000 at March 31, 1998, and
     $66,929 at September 30, 1998)                              591,407      366,079
Due from affiliates                                               61,035       47,662
Current portion of long-term notes receivable:
     Others (includes interest of $8,316 at March 31, 1998,
         and $12,298 at September 30, 1998)                      124,649      102,054
Inventories                                                    1,241,658      944,013
Other current assets                                             283,052      477,918
                                                              ----------   ----------

     Total Current Assets                                      2,361,040    2,042,111
                                                              ----------   ----------


Property, Plant and Equipment:
Land and improvements                                            151,356      151,356
Buildings and improvements                                       557,736      550,659
Machinery and equipment                                        1,509,948    1,226,115
Furniture and fixtures                                           247,363      246,702
                                                              ----------   ----------

                                                               2,466,403    2,174,832

     Less:  accumulated depreciation and amortization          1,508,297    1,393,685
                                                              ----------   ----------

     Net Property, Plant and Equipment                           958,106      781,147
                                                              ----------   ----------

Other Assets:
Patents and trademarks, less accumulated
     amortization of $1,691 at March 30, 1998
     and $1,973 at September 30, 1998                              8,391        7,823
Long-term notes receivable:
     Affiliate - net of allowance of $555,376                          0            0
     Others - net of allowance of $1,944,624                      92,181      129,886
Deferred costs                                                         0    1,316,693
Other assets                                                      56,443       95,063
                                                              ----------   ----------

     Total Other Assets                                          157,015    1,549,465
                                                              ----------   ----------

     TOTAL ASSETS                                             $3,476,161   $4,372,723
                                                              ==========   ==========

See accompanying notes to combined financial statements.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                             COMBINED BALANCE SHEET


     LIABILITIES AND COMBINED EQUITY

                                                         September 30,     March 31,
                                                             1998            1998
                                                         ------------    -----------
                                                          (Unaudited)

Current Liabilities:
Accounts payable and accrued expenses                     $ 1,078,763    $ 1,232,050
Current portion of long-term debt                              65,317         70,740
Current portion of accrued reserve and warranty expense       144,769        152,891
Taxes other than income taxes                                 113,212        100,693
                                                          -----------    -----------

     Total Current Liabilities                              1,402,061      1,556,374

Long-Term Accrued Reserve and Warranty Expense                161,391        152,402
Long-Term Debt                                                178,839      3,202,600
                                                          -----------    -----------

     Total Liabilities                                      1,742,291      4,911,376


Combined Equity                                             1,733,870       (538,653)
                                                          -----------    -----------




     TOTAL LIABILITIES AND COMBINED EQUITY                $ 3,476,161    $ 4,372,723
                                                          ===========    ===========


See accompanying notes to combined financial statements.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

              COMBINED STATEMENT OF OPERATIONS AND COMBINED EQUITY

                                                                 Years Ended March 31,              Six Months Ended September 30,
                                                                 ---------------------              ------------------------------
                                                               1998                1997                1998                 1997
                                                           ------------        ------------        ------------        ------------
                                                                                                    (Unaudited)         (Unaudited)
Revenues:
Product sales                                              $  3,838,351        $  4,474,926        $  2,085,690        $  2,268,666
Other revenues                                                  426,154             310,922             227,321             115,741
Interest and other investment income                             35,482              42,676              13,204              18,111
Other income                                                      5,566             158,568                   0               4,179
                                                           ------------        ------------        ------------        ------------
     Total Revenues                                           4,305,553           4,987,092           2,326,215           2,406,697
                                                           ------------        ------------        ------------        ------------

Costs and Expenses:
Cost of product sales                                         3,932,301           4,299,848           1,981,867           2,073,899
Selling, general and
     administrative expenses                                  8,536,780           7,576,927           4,489,298           3,540,738
Interest expense                                                451,178             292,142              92,193             165,841
Other expense                                                 2,508,214              92,316               8,807                 238
                                                           ------------        ------------        ------------        ------------
     Total Costs and Expenses                                15,428,473          12,261,233           6,572,165           5,780,716
                                                           ------------        ------------        ------------        ------------

Loss Before Income Taxes                                    (11,122,920)         (7,274,141)         (4,245,950)         (3,374,019)

Credit for Income Taxes                                       3,765,900           2,458,700           1,437,500           1,147,300
                                                           ------------        ------------        ------------        ------------

Net Loss                                                     (7,357,020)         (4,815,441)         (2,808,450)         (2,226,719)

Combined Equity -- Beginning                                  1,978,778           2,670,711            (538,653)          1,978,778

Net Transactions with Oldco                                   4,839,589           4,123,508           5,080,973           2,746,344
                                                           ------------        ------------        ------------        ------------

Combined Equity -- Ending                                  $   (538,653)       $  1,978,778        $  1,733,870        $  2,498,403
                                                           ============        ============        ============        ============

See accompanying notes to combined financial statements.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                        COMBINED STATEMENT OF CASH FLOWS

                                                                    Years Ended March 31,            Six Months Ended September 30,
                                                                    ---------------------            ------------------------------
                                                                  1998                1997              1998                1997
                                                               -----------        -----------        -----------        -----------
                                                                                                     (Unaudited)        (Unaudited)
Operating Activities:
Net loss                                                       $(7,357,020)       $(4,815,441)       $(2,808,450)       $(2,226,719)
Adjustments to reconcile net loss to
net cash used by operating activities:
     Amortization of discounts on notes                             (2,196)            (2,196)            (1,098)            (1,098)
     Provision for uncollectibles                                2,481,654                  0             45,929                  0
     Realized and unrealized (gains)/losses                         52,618                  0                  0                  0
     Depreciation and amortization                                 393,456            351,180            114,894            120,904
     Changes in assets and liabilities:
        Accounts and notes receivable                              315,277            (15,113)          (268,422)            73,302
        Inventories                                                236,252             78,925           (297,645)           118,133
        Accounts payable and accrued expenses                     (507,272)           495,555           (153,287)          (120,071)
        Taxes payable                                               (1,393)            37,083             12,519             (1,784)
        Other assets and liabilities, net                          (41,381)          (486,213)         1,550,196           (322,778)
                                                               -----------        -----------        -----------        -----------
Net Cash Used
     By Operating Activities                                    (4,430,005)        (4,356,220)        (1,805,364)        (2,360,111)
                                                               -----------        -----------        -----------        -----------

Financing Activities:
Increase in borrowings                                                   0            500,000                  0            122,000
Repayment of borrowings                                            (99,711)           (82,559)        (3,029,184)          (158,751)
Net transactions with Oldco                                      4,839,589          4,123,508          5,080,973          2,746,344
                                                               -----------        -----------        -----------        -----------

Net Cash Provided
     By Financing Activities                                     4,739,878          4,540,949          2,051,789          2,709,593
                                                               -----------        -----------        -----------        -----------

Investing Activities:
Acquisition of property, plant and equipment                      (264,552)          (136,493)          (291,571)          (174,238)
                                                               -----------        -----------        -----------        -----------
Net Cash Used By Investing
     Activities                                                   (264,552)          (136,493)          (291,571)          (174,238)
                                                               -----------        -----------        -----------        -----------

Increase (Decrease) in Cash                                         45,321             48,236            (45,146)           175,244
Cash Beginning                                                      59,064             10,828            104,385             59,064
                                                               -----------        -----------        -----------        -----------
Cash Ending                                                    $   104,385        $    59,064        $    59,239        $   234,308
                                                               ===========        ===========        ===========        ===========
Supplemental Cash Flow Information:
Interest paid                                                  $   445,601        $   358,325        $   131,617        $   145,908

Additions to property, plant, and
     equipment which were financed
     and not included above                                    $    66,375        $         0        $         0        $    66,375

See accompanying notes to combined financial statements.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Besicorp Group Inc. ("Oldco") is party to an Agreement and Plan of Merger dated November 23, 1998 (the "Plan of Merger") among Oldco, BGI Acquisition LLC ("Acquisition") and BGI Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Acquisition. Pursuant to the Plan of Merger, Merger Sub will be merged into Oldco which will thereafter be a wholly owned subsidiary of Acquisition (the "Merger"). Since Acquisition does not want to acquire certain assets or assume certain liaiblities of Oldco, it is a condition precedent to the Merger that Oldco, prior to the Merger, spin-off its photovoltaic and independent power development businesses (the "Distributed Businesses") to its shareholders. Therefore, Oldco formed Besicorp Ltd. ("Newco") to assume the operations of the Distributed Businesses by having Oldco assign to Newco all of its assets relating to the Distributed Businesses and substantially all of Oldco's other assets (other than Oldco's cash, securities, certain subsidiaries (the "Retained Subsidiaries") and the corporate headquarters and certain other assets), and by having Newco assume substantially all of Oldco's liabilities other than (i) the liabilities of Oldco and any Retained Subsidiary (actual or accrued) for unpaid federal income taxes for Oldco's 1999 fiscal year based on the consolidated net income of Oldco through the effective date of the Merger,
(ii) the liabilities of Oldco or its subsidiaries for New York State income taxes for the 1999 fiscal year, and (iii) certain intercompany liabilities. On November 20, 1998, the Board of Directors adopted the Plan of Merger which contemplates that Oldco will effect such a contribution and distribute all of Newco's stock. Therefore, following the contribution, Oldco will distribute 100% of Newco's common stock (the "Distribution"), and Newco will become a separate, publicly held company.

Assets and liabilities will be transferred to Newco at Oldco's historical cost. The historical actions of Oldco's Distributed Businesses, including Newco's accounting policies, are attributable to Newco. The financial results in these financial statements are not necessarily indicative of the results that would have occurred if Newco had been an independent public company during the periods presented or of future results of Newco. See unaudited Pro Forma Combined Financial Statements found at page F-15 of this Information Statement for discussion of the effect of the Distribution on Newco.

Amounts shown as net transactions with Oldco represent the net effect of cash generated or used by the Distributed Businesses and transferred to or from Oldco.

The unaudited Combined Balance Sheet at September 30, 1998, the unaudited Combined Statement of Operations and Combined Equity for the six months ended September 30, 1998 and September 30, 1997, and the unaudited Combined Statement of Cash Flows for the six months ended September 30, 1998 and September 30, 1997 have not been audited, but have been prepared in conformity with generally accepted accounting principles as applied in Newco's audited consolidated financial statements for the year ended March 31, 1998. In the opinion of management, this information includes all material adjustments, of a normal and recurring nature, necessary for a fair presentation. The results for the six months periods are not necessarily indicative of the results expected for the full year.

Business

Newco fabricates, manufactures, markets and distributes photovoltaic products and systems and develops independent power projects.

Use of Estimates

Management uses estimates in preparing the consolidated financial statements, in conformity with generally accepted accounting principles. Significant estimates include collectibility of accounts receivable, warranty costs, profitability on long-term contracts, as well as recoverability of long-term assets and residual values. Newco regularly assesses these estimates and, while actual results may differ from these estimates, management does not anticipate a material difference in its actual results versus estimates in the near term.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are carried at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation on such assets is computed on a straight-line basis at rates adequate to allocate the cost over their expected useful lives from 3 years to 39 years.

Patents and Trademarks

Costs of patents ($9,879 at September 30, 1998 and $9,029 at March 31, 1997) are capitalized and amortized on a straight-line basis over the remaining useful life of the patent of up to 17 years. Trademark costs ($485 at March 31, 1998 and $485 at September 30, 1998) are capitalized and amortized on a straight-line basis over the estimated useful life of 35 years. During the year ended March 31, 1998, $690,467 of patent and trademark costs were written off upon the discontinuance of the related product lines.

Deferred Costs

Consists of engineering and legal fees, licenses and permits, site testing, bids and other charges, including salaries and employee expenses, incurred by Newco in developing projects. These costs are deferred until the date the project construction financing is arranged and then expensed against development fees received, or, in some cases, such costs are reimbursed periodically or at the time of closing. When in the opinion of management it is determined that a project will not be completed, the deferred costs are expensed.

Impairment of Long-Lived Assets

Newco adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of April 1, 1996. The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this Statement did not have an impact on Newco's financial position or results of operations.

Product Warranties

Warranty expense for Newco's product sales is provided on the basis of management's estimate of the future costs to be incurred under product warranties presently in force. Adjustments to revenue or expense are reflected in the period in which revisions to such estimates are deemed appropriate.

Revenue Recognition

Revenues on product sales are recognized at the time of shipment of goods.

Research and Development

Research and development costs are expensed when incurred.

Statement of Cash Flows

For purposes of the combined statement of cash flows, Newco considers temporary investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents in any of the periods presented.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which potentially subject Newco to concentrations of credit risk consist principally of cash and trade receivables. Newco places its cash and investments with high credit qualified financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising Newco's customer base, and their dispersion across many different industries and regions. During the year ended March 31, 1998, one customer accounted for approximately 14% of product sales. During the year ended March 31, 1997, sales to one customer accounted for approximately 23% of product sales.

NOTE 2 - INVENTORIES

Inventories consist of the following:

                              March 31, 1998               September 30, 1998
                              --------------               ------------------
                                                                (Unaudited)
Assembly parts                   $298,239                        $397,331
Finished goods                    645,774                         844,327
                                 --------                      ----------
                                 $944,013                      $1,241,658
                                 ========                      ==========

NOTE 3 - DEFERRED COSTS

Deferred and reimbursable costs at September 30, 1998 and March 31, 1998 were as follows:

                                             Internal Costs
                                             --------------                     Third
                                       Payroll          Expenses             Party Costs          Total
                                       -------          --------             -----------          -----
Balance March 31, 1997                 $917,671         $267,947              $295,110          $1,480,728
         Additions                      259,335           34,706               388,238             682,279
         Expensed                      (634,631)         (85,142)              (64,335)           (784,108)
         Reimbursements                 (58,825)              --                (3,381)            (62,206)
                                       --------         --------              --------          ----------
Balance March 31, 1998                  483,550          217,511               615,632           1,316,693
         Additions                       75,504           11,851                43,716             131,071
         Write-offs                    (513,375)        (229,362)             (659,348)         (1,402,085)
         Reimbursements                 (45,679)                                                   (45,679)
                                       --------         --------              --------          -----------
Balance September 30, 1998                   $0               $0                    $0                  $0
                                       ========          =======              ========          ==========

Newco decided to write-off all deferred costs during the second quarter of Fiscal 1999 due to the uncertain nature of the development of the projects and the current trend in accounting regarding non-deferral of development expenses.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 4 - NOTES RECEIVABLE

Long-term notes receivable consist of the following:

                                               March 31, 1998      September 30, 1998
                                               --------------      ------------------
Due from affiliate (net of allowance of
   $555,376 at March 31, 1998 and
   September 30, 1998 (a)                                $0                   $0
                                                    =======              =======
Due from others:
- Greenhouse  (net of allowance of
          $1,944,624 at March 31, 1998
          and September 30, 1998 (a)                     $0                   $0
- 9% notes receivable due from limited
partnerships, receivable in annual
installments through December, 2001 (b)             223,623              204,541

Less current portion - net of interest              (93,737)            (112,360)
                                                  -----------            -------

         TOTAL                                     $129,886              $92,181
                                                   ========              =======

(a) In connection with a project (the "Project"), Newco advanced an aggregate of $2,500,000 (see Note 6(d)) of which, at March 31, 1998, $1,944,624 and $555,376 was owed to Newco by, respectively, an affiliated partnership and an unrelated company ("Allegany"). During Fiscal 1998, Newco reserved the full amount of such loan due to the uncertainty with respect to the collectibility thereof and did not in Fiscal 1998 and the six months ended September 30, 1998 record any interest income with respect to such advances. See Note 10.

(b) Newco contracted to design, build, and operate energy systems with limited partnerships. Under the terms of the agreements with these partnerships, the partnerships provided the Company with cash initial payments and issued long-term notes. Additional interest on these notes were inputed at the rate of 2% per annum to yield an effective rate of 11% per annum on substantially all of the long-term notes.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses were comprised of the following:

                                                         March 31, 1998
                                                         --------------
         Trade accounts payable                            $  465,584
         Accrued interest expense                              39,421
         Accrued legal fees                                   308,281
         Accrued salaries                                     134,640
         Due to affiliate                                      56,624
         Deposits and other payables                          227,500
                                                           ----------
                                                           $1,232,050
                                                           ==========

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 6 - LONG-TERM DEBT

Long-term debt consists of the following:                               March 31, 1998          September 30, 1998
                                                                        --------------          ------------------
    - Installment loans at 0% to 10.54% maturing through
    September 2000 (a)                                                   $   75,639                     $ 52,815

    - Mortgage loan payable in monthly installments of
    $1,060 plus interest at prime plus 1.5% to March 1998
    and prime plus .5% thereafter through March 2001 (b, c)                  50,680                       44,320

    - Obligation on SunWize asset acquisition (e)                           147,021                      147,021

    - Working capital loan (d)                                            3,000,000                            0
                                                                         ----------                     --------

    Total                                                                 3,273,340                      244,156

    Less:  Current maturities                                                70,740                       65,317
                                                                         ----------                     --------

                                                                         $3,202,600                     $178,839
                                                                         ==========                     ========

Long-term debt maturities at March 31, 1998, including current maturities, are as follows:

                                                        March 31, 1998
                                                        --------------
        1999                                                 $70,740
        2000                                                  58,302
        2001                                                  44,758
        2002                                                  32,520
        2003                                                  20,000
        Thereafter                                         3,047,020
                                                          ----------
                                                          $3,273,340
                                                          ==========

Subsequent to the Spin-Off, the only remaining debt would be the SunWize Acquisition obligation.

a. Collateral for the installment loans consists of automobiles, machinery and equipment, computer equipment and furniture and fixtures with a net book value of $60,468 at March 31, 1998. It is expected that all these loans will be repaid prior to the Spin-Off.

b. Collateralized by mortgages on land and/or buildings owned by the Company with a net book value of $232,968 at March 31, 1998. It is expected that these mortgages will be repaid prior to the Spin-Off.

c. As a part of his guarantees of the Newco's debts of $50,680 at March 31, 1998, the majority shareholder has a security interest in various assets, patents and personal property owned by Newco. This mortgage will be repaid prior to the Spin-Off.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 6 - LONG-TERM DEBT (CONTINUED)

d. On June 1, 1992, the Company and its partnership co-developer entered into a loan agreement with Stewart & Stevenson Services, Inc. to borrow up to $3,000,000 each for working capital. Interest on advances under the agreement are payable quarterly in arrears at the rate of 2% above prime. The loan requires payments of interest only during the initial term. Principal is to be repaid based on termination dates of operating and maintenance contracts on certain projects with an initial term of six years that may be extended an additional six years. Loans are secured by cash flows of certain of the partnerships in the event of default. During Fiscal 1993 and 1994 the Company borrowed $2,500,000 under the agreement to fund development activities of one of the partnerships (see Note 4), and, in February 1997, borrowed the remaining $500,000 available under the loan agreement. The loan was repaid in full in July 1998.

e. Obligation payable on the acquisition of SunWize assets, payable on an annual basis as a percentage of gross margins of the SunWize division. $19,878 was paid in Fiscal 1998. $6,381 was paid in Fiscal 1997.

NOTE 7 - INCOME TAXES

The credits for income taxes for all periods presented represents the allocated benefits of the respective losses which Oldco was able to use in filing its consolidated tax returns.

NOTE 8 - RELATED PARTIES

Amounts due from affiliates at September 30, 1998 and March 31, 1998 relate to receivables from companies owned by the majority shareholder which provide certain services to Newco for airport usage, plane services and engineering consulting services totaling $31,939 for the years ended March 31, 1998.

Included in other current assets at March 31, 1998 is a receivable of $164,211 ($144,000 at September 30, 1998) from the President of Newco representing primarily the balance due on $186,000 of legal fees which the President has agreed, subject to a determination that such repayment is not required, to reimburse to Newco.

NOTE 9 - SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                          Year Ended
                                                             1998
                                                          ----------
Advertising costs                                          $142,154
Research and development expenses(1)                        697,182
Warranty expense                                             53,701
Amortization of patents and trademarks                       40,632
Maintenance and repairs                                      84,903
Taxes other than payroll and income taxes                    57,721

(1) Since Fiscal 1994 Newco has expanded its efforts in technology development, particularly solar electric products. Expenditures for research and development for the last three years were $697,182, in Fiscal 1998. Personnel expenses, comprising the largest portion of these amounts, were $330,428 in Fiscal 1998. Of the total amounts, expenses attributable to Newco's agreements with the New York State Energy Research and Development Authority were $520,950 in Fiscal 1998.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 10 - LEGAL PROCEEDINGS

In June 1997, Oldco and its Chairman, Chief Executive Officer and President, Michael F. Zinn, each entered guilty pleas to two felony counts in United States District Court for the Southern District of New York, White Plains, New York. Each entered a guilty plea to one count of causing a false statement to be made to the Federal Election Commission ("FEC") and one count of filing a false tax return, both in connection with contributions to the 1992 election campaign of Congressman Maurice Hinchey. Both Oldco and Mr. Zinn were fined approximately $36,000 and Mr. Zinn was sentenced to a six-month term of incarceration, which was completed on May 8, 1998.

The St. Francis Hospital cogeneration facility was shut down by the management of the hospital, and Newco initiated a lawsuit against the third-party turn-key operator, Tecogen, Inc., for failing to complete its obligations under the contract prior to this action by the hospital. During Fiscal 1998 the court ruled that Newco was liable to Tecogen, Inc. for final payment of the purchase price, and Newco paid a judgment in the net amount of $126,750 plus interest of $115,585.

In March 1993 a shareholder derivative suit was filed against the Company and the Company's directors which alleges, among other charges, that the directors acted improperly in issuing Company shares to themselves for little or no consideration. The plaintiff is seeking award of damages to the Company, including punitive damages and interest, an accounting and the return of assets to the Company, the appointment of independent members to the Board of Directors, the cancellation of allegedly improperly granted shares, and the award to the plaintiff of costs and expenses of the lawsuit including legal fees. The defendants have denied the allegations of the complaint. The Board of Directors of the Company formed a Special Litigation Committee ("SLC") comprised of independent, outside directors to investigate the allegations made in the action and determine if continued prosecution of the action is in the best interest of the Company. After an extensive investigation of the allegations made in the complaint, the SLC issued a resolution dated March 28, 1995 finding that the continued prosecution of the derivative action was not in the best interest of the Company. In a decision issued December 19, 1997, the Court granted the Company's motion for summary judgment based upon the recommendation of the SLC, and dismissed the derivative action in all respects. The plaintiff has filed a notice of appeal. Management is of the opinion that meritorious defenses to the suit have been asserted and that the outcome of the action will have no material adverse impact on the Company.

Newco, through partnership interests, was involved in the construction of a cogeneration facility and an associated greenhouse. Various legal proceedings have arisen from these facilities due to construction problems, breaches of contract and bankruptcies so that neither facility is presently being operated. The Company entered into a settlement with respect to such proceedings in which it relinquished its interest in such facilities and its claim against the other parties except for one administrative claim and in which it was released from all claims against it (except for a claim that may be made by Allegany, which claim is not currently pending).

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At March 31, 1998, Newco has no significant minimum annual rental commitments under non-cancelable operating leases for equipment and office space. Newco has two leases for office and warehouse space. One lease calls for monthly rental of $575 for a period of 12 months ending April 1998. The second lease originally was for ten years at $150,000 per year commencing December 15, 1994, with Newco having the annual right to terminate the lease during the first seven years of the lease term. Effective September 1, 1995 this lease was renegotiated based upon a reduction of rented space from 25,000 square feet to 17,000 square feet. The term of this lease was for an initial period of six months, commencing on October 1, 1995 and ending on March 31, 1996. The term automatically renews for successive periods of six months each. After December 31, 1996, either party may terminate the lease at any time by giving the other party at least ninety days notice in writing. The annual rent from September 1, 1995 forward is $102,000, which will be adjusted in future periods based on the Consumer Price Index. Rent expense on all operating leases for the year ended March 31, 1998 was $155,197.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Since March 1994 Newco has been entering into cost-sharing agreements with the New York State Energy Research and Development Authority ("NYSERDA") with completion dates extending through April 2001. The agreements provide for payment to Newco by NYSERDA of $1,442,237 (approximately $800,000 has been earned through March 31, 1998) for funding and development of photovoltaic projects with estimated costs of $2,963,235. Funds advanced by NYSERDA are to be repaid from revenues on sales of products developed under the agreements, if any.

Newco has a 401(k) plan covering substantially all full-time employees for which the Company makes matching contributions as defined. The Company's expenses under the plan for the year ended March 31, 1998 were $72,692.

As part of the Plan of Merger , the corporate headquarters will be retained by Oldco and be leased to Newco. Rentals under the five year lease will be $8,500 per month for the first 18 months and, thereafter, $12,500 per month. Newco will have the option to purchase the premises at any time after the twelfth month of the lease term and prior to the eighteenth month of the lease term at a cash purchase price equal to $450,000. Besicorp will have the option to require Newco to purchase the premises at any time after the thirty-sixth month of the lease term at a cash purchase price equal to $400,000.

In addition, as a part of the Plan of Merger, there is (i) an indemnification agreement which obligates Newco to indemnify the purchaser from any damages they suffer arising out of, among other things, Oldco's breach of representations and warranties set forth in the Plan of Merger and certain liabilities, taxes and litigation of Oldco and (ii) an escrow agreement governing the $6,000,000 to be placed in escrow to satisfy Newco's obligations under the indemnification agreement and provides for payment of, among other things, certain litigation and related costs.

NOTE 12 - GOING CONCERN

The Distributed Businesses have suffered recurring losses from operations and have had substantial financial support from Oldco, which raises substantial doubt about Newco's ability to continue as a going concern without such support. Newco is in the process of developing a business plan to reduce operating costs and improve results to aid in the securing of the necessary financing to continue operations. No assurance can be given that such a plan will have such effects or that such financing will be available.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


The following Unaudited Pro Forma Combined Balance Sheet of the Distributed Businesses as of September 30, 1998, and the Unaudited Pro Forma Combined Statements of Operations for the year ended March 31, 1998, and the six months ended September 30, 1998, have been prepared to reflect the effects on the historical results of the Distributed Businesses of: (i) the transfer to Newco of substantially all of the assets and liabilities of the Distributed Businesses; (ii) the leasing of the corporate headquarters from Oldco; (iii) the repayment of $97,135 of Newco debt by Oldco prior to the Spin-Off; (iv) distribution of the shares of Newco Common Stock to the Oldco shareholders as of the record date for the Spin-Off; (v) the transfer to Newco of $1,000,000; and
(v) the addition of expenses expected to be incurred by Newco when operating as a stand-alone business. The accounting for this transfer of assets and liabilities represents a reorganization of companies under common control and, accordingly, all assets and liabilities will be reflected at their historical cost basis.

The Unaudited Pro Forma Combined Balance Sheet has been prepared as if the transactions occurred on September 30, 1998; the Unaudited Pro Forma Combined Statements of Operations have been prepared as if the transactions occurred on April 1, 1997. The pro forma financial information set forth below is unaudited and not necessarily indicative of the results that would actually have occurred if the transactions had been consummated as of September 30, 1998, or April 1, 1997, or the results which may be obtained in the future.

The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Combined Balance Sheet and Notes to the Unaudited Pro Forma Combined Statements of Operations are based on available information and upon certain assumptions that management believes are reasonable. The Unaudited Pro Forma Combined
Financial Information should be read in conjunction with the Distributed Businesses historical financial statements, including the related notes thereto.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                                               September 30, 1998
                                                                               -------------------------------------------------
                                   ASSETS                                      Historical       Adjustments           Pro Forma
                                                                               -----------      -----------          -----------
Current Assets:
    Cash                                                                       $    59,239      $ 1,000,000 (1)      $ 1,059,239
    Trade accounts receivable (less allowance for doubtful
       accounts of $66,929)                                                        591,407                               591,407
    Due from affiliates                                                             61,035                                61,035
    Current portion of long-term notes receivable:
       Others (includes interest of $12,298)                                       124,649                               124,649
    Inventories                                                                  1,241,658                             1,241,658
    Other current assets                                                           283,052                               283,052
                                                                               -----------      -----------          -----------
       Total Current Assets                                                      2,361,040        1,000,000            3,361,040
                                                                               -----------      -----------          -----------
Net Property, Plant and Equipment                                                  958,106                0              958,106
                                                                               -----------      -----------          -----------
Other Assets                                                                       157,015                0              157,015
                                                                               -----------      -----------          -----------
       TOTAL ASSETS                                                            $ 3,476,161      $ 1,000,000          $ 4,476,161
                                                                               ===========      ===========          ===========


       LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
    Accounts payable and accrued expenses                                      $ 1,078,763      $         0          $ 1,078,763
    Current portion of long-term debt                                               65,317          (45,317)(2)           20,000
    Current portion of accrued reserve and warranty expense                        144,769                0              144,769
    Taxes other than income taxes                                                  113,212                0              113,212
                                                                               -----------      -----------          -----------
       Total Current Liabilities                                                 1,402,061          (45,317)           1,356,744

Long-Term Accrued Reserve and Warranty Expense                                     161,391                0              161,391
Long-Term Debt                                                                     178,839          (51,818)(2)          127,021
                                                                               -----------      -----------          -----------
       Total Liabilities                                                         1,742,291          (97,135)           1,645,156
                                                                               -----------      -----------          -----------

Shareholder's Equity:
       Common Stock                                                                      0            1,221 (4)            1,221
       Paid-In Capital                                                                   0        2,829,784 (4)        2,829,784
       Combined Equity                                                           1,733,870          101,000 (3)                0
                                                                                                     97,135 (2)
                                                                                                  1,000,000 (1)
                                                                                                 (2,932,005)(4)
                                                                               -----------      -----------          -----------
       Total Shareholder's Equity                                                1,733,870        1,097,135            2,831,005
                                                                               -----------      -----------          -----------
       TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                              $ 3,476,161      $ 1,000,000          $ 4,476,161
                                                                               ===========      ===========          ===========

Notes:

(1)  Cash transfer by Oldco

(2)  Debt repayments by Oldco

(3)  Represents the effects of pro forma adjustments

(4) Represents the issuance of 122,057 shares of $.01 par value common stock to Oldco shareholders and reclassification of the combined equity in excess of par value to paid in capital.

                  DISTRIBUTED BUSINESSES OF BESICORP GROUP INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                                                  Six Months Ended September 30, 1998
                                                                   -------------------------------------------------------------
                                                                   Historical               Adjustments               Pro Forma
                                                                   -----------              -----------              -----------
Revenues:
    Product sales                                                  $ 2,085,690              $                        $ 2,085,690
    Other revenues                                                     227,321                                           227,321
    Interest and other investment income                                13,204                                            13,204
    Other income                                                             0                                                 0
                                                                   -----------              -----------              -----------
       Total Revenues                                                2,326,215                                         2,326,215
                                                                   -----------              -----------              -----------

Costs and Expenses:
    Cost of product sales                                            1,981,867                                         1,981,867
    Selling, general and
       administrative expenses                                       4,489,298                   51,000(1)             4,540,298
    Interest expense (2)                                                92,193                                            92,193
    Other expense                                                        8,807                                             8,807
                                                                   -----------              -----------              -----------
       Total Costs and Expenses                                      6,572,165                   51,000                6,623,165
                                                                   -----------              -----------              -----------

Loss Before Income Taxes                                            (4,245,950)                 (51,000)              (4,296,950)

Credit for Income Taxes                                              1,437,500                   17,300(3)             1,454,800
                                                                   -----------              -----------              -----------

Net Loss                                                           $(2,808,450)             $   (33,700)             $(2,842,150)
                                                                   ===========              ===========              ===========

Pro Forma Loss Per Common Share                                                                                      $    (23.29)(4)
                                                                                                                     ===========

                                                                                   Year Ended March 31, 1998
                                                                  --------------------------------------------------------------
                                                                   Historical              Adjustments               Pro Forma
                                                                  ------------             ------------             ------------
Revenues:
    Product sales                                                 $  3,838,351             $          0             $  3,838,351
    Other revenues                                                     426,154                                           426,154
    Interest and other investment income                                35,482                                            35,482
    Other income                                                         5,566                                             5,566
                                                                  ------------             ------------             ------------
       Total Revenues                                                4,305,553                        0                4,305,553
                                                                  ------------             ------------             ------------

Costs and Expenses:
    Cost of product sales                                            3,932,301                                         3,932,301
    Selling, general and
       administrative expenses                                       8,536,780                  102,000 (1)            8,638,780
    Interest expense (2)                                               451,178                                           451,178
    Other expense                                                    2,508,214                                         2,508,214
                                                                  ------------             ------------             ------------
       Total Costs and Expenses                                     15,428,473                  102,000               15,530,473
                                                                  ------------             ------------             ------------

Loss Before Income Taxes                                           (11,122,920)                (102,000)             (11,224,920)

Credit for Income Taxes                                              3,765,900                   34,700 (3)            3,800,600
                                                                  ------------             ------------             ------------

Net Loss                                                          $ (7,357,020)            $    (67,300)            $ (7,424,320)
                                                                  ============             ============             ============

Pro Forma Loss Per Common Share                                                                                     $     (60.83)(4)
                                                                                                                    ============


Notes:

(1)  Represents additional costs of renting corporate headquarters from Oldco.

(2) Interest savings on repaid debt not adjusted, as additional debt would be incurred to operate in the future the impact of which can not be calculated.

(3)  Represents tax effect of pro forma adjustments.

(4)  Pro forma loss per share is computed  base on 122,057  shares being issued.

                             EXHIBITS TO FORM 10-SB

                          General Form for Registration
                     Of Securities of Small Business Issuers

                         Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                                ----------------

                                  BESICORP LTD.

                                INDEX OF EXHIBITS

2.1 Contribution and Distribution Agreement by and between Besicorp Ltd. (The "Company") and Besicorp Group Inc. ("BGI")*.

3(i)    Certificate of Incorporation of Besicorp Ltd.

3(ii)   By-Laws of Besicorp Ltd.

10.1 Form of Indemnification Agreement by and among the Company, BGI Acquisition LLC ("LLC") and BGI Acquisition Corp. ("Acquisition")

10.2    Form of Escrow Agreement by and among the Company, BGI, LLC and
        Acquisition.

10.3    Lease of Corporate Headquarters by and between the Company and BGI*.

21.1    List of Subsidiaries*.

27      Financial Data Schedule - 6 Months ended September 30, 1998

27.1    Financial Data Schedule - 6 Months ended September 30, 1997

27.2    Financial Data Schedule - Year ended March 31, 1998

27.3    Financial Data Schedule - Year ended March 31, 1997



     * To be filed by amendment.